As filed with the Securities and Exchange Commission on January 23, 2009
An Exhibit List can be found on page II-4.
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
____________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________________

OMAGINE, INC.
(Name of Registrant in its charter)

Delaware	9995	20-2876380
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

350 Fifth Avenue, Suite 1103
New York, New York 10118
(212) 563-4141
 (Address and telephone number of principal executive offices and principal place of business)

Frank J. Drohan, Chief Executive Officer and Chief Financial Officer
Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York, New York 10118
(212) 563-4141

 (Name, address and telephone number of agent for service)

Copies to:
Michael Ference, Esq.
Matthew Kamen, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
(212) 930-9700
(212) 930-9725 (fax)

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
From time to time after this Registration Statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] _________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] _________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

[  ] Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

    CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.001 par value	12,729,148 (1)	$0.40 (2)	$5,000,000	$196.50

(1) Represents shares offered by the selling stockholder. Includes an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transaction that could affect the shares to be offered by selling stockholder.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(e) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed.  The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED JANUARY 23, 2009

OMAGINE, INC.

12,729,148 Shares of Common Stock

This prospectus relates to the public offering of up to 12,729,148 shares of our common stock, par value $.001 per share. With the exception of YA Global Investments, L.P., which has informed us that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, to the best of our knowledge no other underwriter or person has been engaged to facilitate the sale of shares of our stock in this offering.  The Securities and Exchange Commission may take the view that, under certain circumstances, any broker-dealers or agents that participate with the selling stockholder in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The selling stockholder may sell common stock from time to time in the principal market on which the Company’s common stock is quoted and traded at the prevailing market price or in negotiated transactions. We will not receive any of the proceeds from the sale of those shares being sold by the selling stockholder. We will pay the expenses of registering these shares.

Our common stock is not presently traded on any national securities exchange but is quoted and traded on the Over-The-Counter Bulletin Board.

The selling stockholder is offering these shares of common stock. The selling stockholder may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholder will receive all proceeds from such sales of the common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

Investing in these securities involves significant risks.   See "Risk Factors" beginning on page 7.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 23, 2009.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless of when the time of delivery of this prospectus or the sale of any common stock occurs. The selling stockholder  may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

OMAGINE, INC.

You may only rely on the information contained in this prospectus or that we have referred you to via this prospectus. We have not authorized anyone to provide you with different or further information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained herein by reference thereto in this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "RISK FACTORS" section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms "Omagine", "Company", "we," "us," or "our" refer to Omagine, Inc., unless the context otherwise requires.

General

Omagine ("Registrant" or "Omagine") is the successor to Alfa International Corp. ("Alfa") which was incorporated in New Jersey in 1978. Alfa International Holdings Corp. ("AIHC") was incorporated on October 8, 2004 in Delaware solely to change Alfa's corporate domicile from New Jersey to Delaware via a merger which was effected on May 23, 2005.

In June 2007 AIHC changed its corporate name to Omagine, Inc. to align the Company's corporate identity with its real estate development business.

Omagine conducts substantially all its operations through its wholly-owned subsidiary, Journey of Light, Inc., a New York corporation ("JOL"). JOL is engaged primarily in the business of real estate development in the Sultanate of Oman ("Oman").

Our website address is www.omagine.com.  Our website and the information contained on our website are not incorporated into this prospectus or the registration statement of which it forms a part. Further, our references to the URLs for our website are intended to be inactive textual references only.

Our principal executive offices are located at 350 Fifth Avenue, Suite 1103, New York, N.Y. 10118. Our telephone number is (212) 563-4141.

About This Offering

This prospectus relates to a total of up to 12,729,148 shares of common stock of Omagine, Inc. offered by the selling stockholder. These shares may be issued to the Investor under the SEDA, as those terms are defined below.

December 2008 Standby Equity Distribution Agreement

On December 22, 2008, Omagine entered into a Standby Equity Distribution Agreement (the "SEDA") with YA Global Investments, L.P. ("YA"). The term of the SEDA is for two years and pursuant to its terms Omagine may, at its discretion, periodically sell to YA shares of its common stock, par value $0.001 per share (the "Common Stock") in up to $200,000 tranches of equity for a total purchase price over the term of the SEDA of up to five million dollars ($5,000,000). For each share of Common Stock purchased under the SEDA, YA will pay to Omagine ninety-five percent (95%) of the lowest daily volume weighted average price of Omagine's Common Stock as quoted by Bloomberg, LP, during the five (5) consecutive Trading Days after the date Omagine provides an Advance Notice to YA (as such terms are defined in the SEDA). YA's obligation to purchase shares of Common Stock under the SEDA is subject to certain conditions, including (i) Omagine obtaining an effective registration statement for shares of Common Stock sold under the SEDA and (ii) the amount for each equity tranche designated by Omagine not exceeding two hundred thousand dollars ($200,000).

In connection with the SEDA, Omagine entered into a Registration Rights Agreement with YA (the "Registration Rights Agreement") pursuant to which Omagine agreed to register for resale the shares of Common Stock that may be purchased by YA pursuant to the SEDA and shares of Common Stock issued to YA as a commitment fee pursuant to the terms of the SEDA.

Number of Shares Outstanding After This Offering

As of January 16, 2009, 46,387,635 shares of our common stock were outstanding.  The number of shares of Common stock outstanding after this offering will be 59,116,783.

The Offering

Common stock outstanding prior to the offering	46,387,635 (as of January 16, 2009)

Common stock offered by the selling stockholder	Up to 12,729,148 shares

Common stock to be outstanding after the offering	59,116,783

Use of proceeds	We will not receive any proceeds from the sale of the common stock hereunder. See “Use of Proceeds” for a complete description.

Estimated use of proceeds

We will not receive any of the proceeds resulting from the sale of the shares of common stock held by the selling stockholder.

RISK FACTORS

You should carefully consider the risks described below as well as other information provided to you in this document, including information in the section of this document entitled “Information Regarding Forward Looking Statements.” The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently believes are immaterial may also impair the Company’s business operations. If any of the following risks actually cause the occurrence of adverse circumstances, the Company’s business, financial condition or results of operations could be materially adversely affected, the value of the Company’s common stock could decline and you may lose all or part of your investment.

Risks Related to Our Company and Our Business

We have no history of profitability from our development of real estate.

The Omagine Project may never come to fruition, and if it does it still may never result in a profit to the Company.   Sales of our real estate development properties and income, if any, from the Omagine Project may never generate sufficient revenues to fund our continuing operations.  We may never generate positive cash flow or attain profitability in the future.

Because of our limited history and the potential for competition an investment in our Company is inherently risky.

Because we are a company with a limited history, our operations are subject to numerous risks similar to that of a start-up company. We expect the real estate development business to be highly competitive because many developers have access to the same market. Substantially all of them have greater financial resources and longer operating histories than we have and can be expected to compete within the business in which we engage and intend to engage. We cannot assure that we will have the necessary resources to be competitive.

We may not be able to conduct successful operations in the future.

The results of our operations will depend, among other things, upon our ability to develop and market the Omagine Project. Furthermore, our proposed operations may not generate income sufficient to meet operating expenses or may generate income and capital appreciation, if any, at rates lower than those anticipated or necessary to sustain ourselves. Our operations may be affected by many factors, some known by us, some unknown, and some which are beyond our control. Any of these problems, or a combination thereof, could have a materially adverse effect on our viability as an ongoing enterprise and might cause the investment of our shareholders to be impaired or lost.

To fully develop our business plan we will need additional financing.

For the foreseeable future, we expect to rely principally upon internal financing, although we have raised limited private placement funds during the past fiscal year and may be required to do so in the future. We cannot guarantee the success of this plan. We believe that from time to time, we may have to obtain additional financing in order to conduct our business in a manner consistent with our proposed operations. There is no guaranty that additional funds will be available when, and if, needed. If we are unable to obtain financing, or if its terms are too costly, we may be forced to curtail  expansion of operations until such time as alternative financing may be arranged, which could have a materially adverse impact on our operations and our shareholders' investment. At the present time, we are negotiating with banks and investors with regard to debt and equity  financing for the Omagine Project.

We anticipate that we will be subject to intense competition.

We will face intense competition in the development of real estate in Oman. Other developers have started developing real estate in  nearby areas with similar residential developments.

Even after entering into the Standby Equity Distribution Agreement, we lack capital.

Even after our entry into the SEDA, we lack the capital necessary to independently sustain our operations. Management is actively negotiating financing through lending institutions and other equity investor sources in order to meet its working capital needs. There can be no guaranty that additional funds will be available. If we are unable to obtain additional financing, or if its terms are too costly, we may be forced to curtail  expansion of operations until such time as alternative financing may be arranged, which could have a materially adverse impact on our operations and our shareholders' investment.

Our ultimate success will be dependent upon management.

Our success is dependent upon the decision making ability of our directors and  executive officers, who are Frank J. Drohan, Charles P. Kuczynski, Salvatore J. Bucchere, Kevin O’C Green and Louis Lombardo. These individuals intend to commit as much time as deemed necessary to our business. The loss of any or all of these individuals could have a materially adverse impact on our operations. We have oral employment agreements with our officers and directors, but have not obtained key man life insurance on the lives of any of these individuals.

We are subject to risks associated with investments in real estate.

The value of, and our income from, our properties may decline due to developments that adversely affect real estate generally and those that are specific to our properties. General factors that may adversely affect our real estate holdings include:

·	increases in interest rates;

·	adverse changes in foreign exchange rates;

·	a general tightening of the availability of credit;

·	a decline in the economic conditions in Oman;

·	an increase in competition for customers or a decrease in demand by customers;

·	an increase in supply in Oman of property types similar to that being developed by us;

·	declines in consumer spending during an economic recession that adversely affect our revenue; and

·
the adoption by the relevant government authorities of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations or increased  real estate taxes.

Additional factors may adversely affect the value of, and our income from, specific properties, including:

·	adverse changes in the perceptions of prospective purchasers or users of the attractiveness of the properties developed by us;

·	opposition from local community or political groups with respect to development or construction at a particular site;

·	a change in existing comprehensive zoning plans or zoning or environmental regulations that impose additional restrictions on use or requirements with respect to the properties to be developed by us;

·	our inability to provide adequate management and maintenance or to obtain adequate insurance for the properties to be developed by us;

·	an increase in operating costs;

·	new development of a competitor's property in close proximity to the Omagine Project;

·	earthquakes, floods or underinsured or uninsured natural disasters; and
·	terrorism or political instability in Oman.

The occurrence of one or more of the above risks could result in significant delays or unexpected expenses. If any of these occur, we may not achieve our projected returns on the Omagine Project and we could lose some or all of our investment in the Omagine Project.

We are subject to risks associated with real estate development.

The Omagine Project is subject to significant risks relating to our ability to complete it on time and within budget. Factors that may result in the Omagine Project or any other development project we may undertake exceeding budget or being prevented from completion include:

·	an inability to secure sufficient financing on favorable terms, including an inability to refinance construction loans;

·	failure to sign a development agreement with the Government of Oman;

·
the negative effects presently in the marketplace from the worldwide economic slowdown and banking crisis of 2008, including the tighter lending standards instituted by banks and financial institutions, the reduced availability of credit facilities from banks, the reduction in home prices and falling consumer confidence could affect the company’s ability to sell homes and secure financing;

·	construction delays or cost overruns, either of which may increase project development costs;

·	an increase in commodity costs;

·	an inability to obtain zoning, environmental, occupancy or other required Oman governmental permits and authorizations;

If any of the forgoing occurs, we may not achieve our projected returns on the Omagine Project and we could lose some or all of our investment in the Omagine Project or in other  properties we may have under development.

We are vulnerable to concentration risks because our proposed operations are  exclusively in Oman and the Middle East and North Africa (“MENA”) market.
Our real estate activities are presently concentrated exclusively on the Omagine Project to be located in Oman. Because of such geographic and project specific concentration, our operations are more vulnerable to local economic downturns and adverse project-specific risks than those of larger, more diversified companies.

The performance of Oman’s economy greatly affects our prospects for sales and revenue growth and consequently the underlying values of the properties to be developed by us . The Oman economy is heavily influenced by the prices of crude oil and natural gas which are Oman’s main export products and sources of revenue. Fluctuations in the international price of crude oil affects Oman’s revenue and budget considerations and a decrease in government supported projects and employment through budget cuts or otherwise, could adversely affect the economy in Oman.

Our results of operations and financial condition are greatly affected by the performance of the real estate industry.

Our real estate activities are subject to numerous factors beyond our control, including local real estate market conditions in Oman and in areas where our potential customers reside, substantial existing and potential competition, general economic conditions in Oman, the MENA region and internationally, fluctuations in interest rates and mortgage availability and changes in demographic conditions. Real estate markets have historically been subject to strong periodic cycles driven by numerous factors beyond the control of market participants.

Real estate investments often cannot easily be converted into cash and market values may be adversely affected by  economic circumstances, market fundamentals, competition and demographic conditions. Because of the effect these factors have on real estate values, it is difficult to predict with certainty the sales prices that will be realized for individual assets or the level of future sales revenue that will be realized from the operation and/or leasing of various properties.

Our real estate operations will  also be dependent upon the availability and cost of mortgage financing for our potential customers to the extent they finance the purchase of their residences.

The real estate business is very competitive and many of our competitors are larger and financially stronger than we are.

The real estate business is highly competitive. We compete with a large number of companies and individuals, and many of them have significantly greater financial and other resources than we have. Our competitors include local developers who are committed primarily to the Oman market and also international developers who acquire properties throughout the MENA region. Because we are a company with a limited history, our operations are subject to numerous risks similar to that of a start-up company. We cannot assure that we will have the necessary resources to be competitive.

Our operations are subject to natural risks.

Our performance may be adversely affected by weather conditions that delay development or damage property.

The U.S. military intervention in Iraq, the terrorist attacks in the U.S. on September 11, 2001 and the potential for additional future terrorist acts have created economic, political and social uncertainties that could materially and adversely affect our business. Further acts of terrorism could be directed against the U.S. domestically or abroad.  These acts of terrorism could be directed against properties and personnel of American companies that work abroad, particularly companies that operate in the Middle East, such as ours. Terrorism and war and military developments may materially and adversely affect our business and profitability and the prices of our common stock in ways that we cannot predict at this time.

Risks Relating to Our Common Stock

Our stock price may be volatile and you may not be able to resell your shares at or above your purchase price.

There has been, and continues to be, a limited public market for our common stock. Although our common stock trades on the Over the Counter Bulletin Board, an active trading market for our shares has not developed, and may never develop or be sustained. If you purchase shares of our common stock, you may not be able to resell those shares at or above the  price you paid. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our operating results;
•	changes in financial estimates by securities analysts or our failure to perform in line with such estimates;
•
changes in market valuations of other real estate companies, particularly those that sell products similar to ours; announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	departure of key personnel.

Most of our common stock is currently restricted. As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Our common stock has a limited public trading market.

While our common stock currently trades in the Over-the-Counter Bulletin Board market, the market for our common stock is limited and sporadic. We cannot assure that such market will improve in the future, even if our common stock  is ever listed on a national stock exchange. We cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market for our common stock does develop, the price may be highly volatile. The factors which we have discussed in this document may have a significant impact on the market price of the common stock. The relatively low price of our common stock may keep many brokerage firms from engaging in transactions in our common stock.

The Over-the-Counter market for stock such as ours has had extreme price and volume fluctuations.

The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the our industry and in the investment markets generally, as well as economic conditions and annual variations in our operational results, may have a negative effect on the market price of our common stock.

Additional stock offerings may dilute current stockholders.

Given our plans and our expectation that we may need additional capital and personnel, we may need to issue additional shares of capital stock or securities convertible into or exercisable for shares of capital stock, including preferred stock, options or warrants. The issuance of additional capital stock may dilute the ownership of our current stockholders.

Our management collectively beneficially owns 16% of our presently outstanding common stock and this concentration of ownership may have the effect of preventing a change in control.

Collectively our officers and directors beneficially own approximately sixteen percent (16%) of our outstanding shares of common stock.  As a result, if our officers and directors act in concert, they will have the ability to exercise substantial influence over our business by virtue of their voting power with respect to the election of directors and all other matters requiring action by stockholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

Our ability to issue preferred stock may adversely affect the rights of our common stockholders and may make takeovers more difficult, possibly preventing you from obtaining the optimal share price.

Our Articles of Incorporation authorize the issuance of shares of "blank check" preferred stock, which would have the designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval, to issue  preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Our common stock will be subject to the “penny stock” rules of the SEC, which may make it more difficult for you to sell our common stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain the financial information and investment experience objectives of the person; and
•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	states that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The regulations applicable to penny stocks may severely affect the market liquidity for your common stock and could limit your ability to sell your securities in the secondary market.

As an issuer of “penny stock”, the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There are substantial risks associated with the Standby Equity Distribution Agreement with YA Global Investments, L.P. which could contribute to the decline of our stock price and have a dilutive impact on our existing stockholders

In order to obtain needed capital, we entered into a Standby Equity Distribution Agreement with YA Global Investments, L.P. dated as of December 22, 2008.

The sale of shares of our common stock pursuant to the SEDA will have a dilutive impact on our stockholders. We believe YA Global intends to promptly re-sell the shares we issue to them under the SEDA and that such re-sales could cause the market price of our common stock to decline significantly with advances under the SEDA. To the extent of any such decline, any subsequent advances would require us to issue a greater number of shares of common stock to YA Global in exchange for each dollar of the advance.  Under these circumstances our existing stockholders would experience greater dilution. The sale of our common stock under the SEDA could encourage short sales by third parties, which could contribute to the further decline of our stock price.

USE OF PROCEEDS

We will not receive any of the proceeds resulting from the sale of the shares held by the selling stockholder.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements and other similar forecasts and statements of expectations which are contained in this prospectus since such statements reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations and growth strategy. No assurances can be given regarding the achievement of future results, as actual results may differ materially from projected future results as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

•	the uncertainty of success associated with JOL's ongoing efforts relative to its signing of the Development Agreement with the government of the Sultanate of Oman relating to the Omagine project;

•	the uncertainty associated with political events in the Middle East in general;

•	the success or failure of Omagine's continuing efforts to secure additional financing.

SELLING STOCKHOLDER

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholder. The selling stockholder acquired our securities pursuant to private placements.

We will not receive any proceeds from the resale of the common stock by the selling stockholder.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each such person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each such person will own after this offering, assuming they sell all of the shares offered. The selling stockholder has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

	Shares of Common Stock	Percentage of		Number of	Shares of Common	Percentage of
Name	Owned Prior to the Offering (1)	Ownership Before the Offering (1)		Shares Being Offered	Stock Owned After the Offering(2)	Ownership After the Offering(2)

YA GLOBAL INVESTMENTS, L.P. (3)	229,148	*	%	12,729,148	0	0

* less than 1%.

(1) Applicable percentage ownership is based on 46,387,635 shares of common stock of the Company outstanding as of January 16, 2009 and on common stock owned by the selling stockholder including securities owned by the selling stockholder that are exercisable for or convertible into shares of common stock within 60 days of January 16, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock underlying securities that are currently exercisable or convertible or exercisable or convertible within 60 days of January 1, 2009 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Assumes all shares offered hereby are sold.

(3) YA Global is the investor under the SEDA. All investment decisions of, and control of, YA Global are held by its investment manager, Yorkville Advisors, LLC (“Yorkville Advisors”). Mr. Mark Angelo, the portfolio manager of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors.

PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholder”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTCBB or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume.  The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  The Company has agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the Selling Stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholder.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholder without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholder or any other person.  We will make copies of this prospectus available to the Selling Stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

Our common stock is quoted and traded on the Over-The-Counter Bulletin Board. Prior to June 21, 2007 the stock ticker symbol for the Registrant's Common Stock was "AHDS". From and after June 22, 2007 the new Stock ticker symbol for the Registrant's Common Stock is "OMAG".

On September 27, 2007 the Board of Directors of Omagine approved the authorized number of shares of the Company's Common Stock be increased to seventy-five million (75,000,000) from the previously authorized number of fifty million (50,000,000) shares. The Company included a proposal in the Company's definitive Proxy Statement filed with the SEC on November 23, 2007 seeking stockholder approval for the increase in authorized shares. The Company's proposal was approved by the stockholders at the Company's Annual Meeting held on December 14, 2007 and the appropriate Amendment of the Certificate of Incorporation was filed with the Secretary of State of Delaware. The Amendment was effective as of January 22, 2008, the day that such Amendment was so filed. A copy of the Amended Certificate of Incorporation of the Company is filed as an exhibit hereto.

The following table sets forth the range of the high and low prices for the Common Stock for the four quarters in 2006, 2007, and 2008.  The table reflects inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Common Stock

Quarter Ended	High	Low
3/31/06	0.70	0.26
6/30/06	0.60	0.31
9/30/06	0.60	0.15
12/31/06	0.22	0.10

3/31/07	0.44	0.40
6/30/07	1.76	1.58
9/30/07	1.03	0.75
12/31/07	0.90	0.80

3/31/08	0.40	0.27
6/30/08	0.88	0.88
9/30/08	0.55	0.51
12/31/08	0.44	0.37

Holders

At December 31, 2007, Omagine had 45,542,439 shares of its $0.001 par value common stock ("Common Stock") issued and outstanding, and there were approximately 1,656 holders of record of such Common Stock. As of January 16, 2009, there were 46,387,635 shares of common stock issued and outstanding. As of January 16, 2009, there were approximately 1,660 holders of record of our common stock.

As of January 16, 2009, we had the following shares of common stock reserved for issuance:  28,612,365

Dividends

We have not declared any cash dividends on our common stock since inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business operations. Any decisions as to future payment of cash dividends will depend on our earnings and financial position and such other factors as the Board of Directors deems relevant.

The transfer agent for Omagine's Common Stock is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004.

Preferred Stock

On August 16, 2007, The Company issued a notice of redemption to all holders of its 76,437 issued and outstanding 5% Convertible Series B Preferred Stock (the "Preferred Shares"). The redemption was conducted in accordance with the terms of the Certificate of Designation, Preferences and Rights of the Preferred Shares ("Certificate of Redemption"). Such redemption took place on September 28, 2007 ("Redemption Date") as directed by a Resolution of the Board of Directors as reported in the Company's 10QSB filing dated August 14, 2007.

The Company paid forty-one dollars and forty-eight cents ($41.48) per Preferred Share (the "Redemption Price") to the registered holders of the Preferred Shares. The Redemption Price was calculated by adding the $40.00 face value of each Preferred Share to the $1.48 of dividends on each Preferred Share that accrued as of the day immediately prior to the Redemption Date. The Redemption Price was paid in shares of the Company's Common Stock valued at one dollar ($1.00) per share of Common Stock upon surrender at the principal offices of the Company of the certificate(s) representing such Preferred Shares ("Certificate(s))".

From and after the Redemption Date the Preferred Shares were not entitled to dividend payments and all rights of the holders in respect thereof ceased, except the right to receive the Redemption Price.

All outstanding Preferred Shares were redeemed on the Redemption Date. Any Preferred Shares represented by Certificate(s) which had not been surrendered by the holders thereof on or before the Redemption Date were Redeemed in accordance with the Certificate of Redemption and the Redemption Price with respect thereto will be held in trust by the Company for the holders of such Preferred Shares until such Certificate(s) are surrendered to the Company in accordance with the Redemption Notice.

The 150,000 shares of Preferred Stock, all of which have been either previously converted or redeemed on the Redemption Date are permanently retired, thereby bringing the authorized Preferred Shares to 850,000 as of the date hereof.

As of December 31, 2007 and the date hereof, Omagine had no shares of Preferred Stock issued or outstanding.

Prior to the Redemption Date, Series B Preferred Shares had the voting powers, preferences and rights as hereinafter set forth:

Price per Share: $.40

Dividends:

(1) The holders of the shares of Preferred Shares shall be entitled to receive, out of funds or out of shares of the Corporation's Common Stock legally available therefore, dividends at the annual rate of $2.00 per Preferred Share, either in shares of Common Stock or in cash, at the sole option of the Company, on the "Conversion Date" or on the "Redemption Date" (as those terms are hereinafter defined), and no more, payable in preference and priority to any payment of any cash dividend on the Common Stock or any other shares of capital stock of the Corporation. Such dividends shall be payable to the holders of record of the Preferred Shares on the close of business on either the Conversion Date or on the Redemption Date, as the case may be, (such date is referred to hereinafter as the "Dividend Payment Date"), provided that, before any dividend may be paid with respect to the Common Stock, or any other distribution of corporate assets made thereon, holders of the Preferred Shares shall receive all dividends accrued thereon.

(2) Each of such annual dividends shall be fully cumulative and shall accrue, whether or not declared, without interest, from the first day of the period in which such dividend may be payable as herein provided.

(3) No dividends shall be declared or paid or set apart for payment on the Common Stock, or on the preferred stock of any series ranking, as to dividends, junior to the Series B Preferred Stock, for any period unless fully cumulative dividends have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof has been set aside for such payment) on the Series B Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of such fully cumulative dividends. Unless fully cumulative dividends have been paid on the Series B Preferred Stock, no other distribution shall be made upon the Common Stock of the Corporation or upon any securities junior to the Series B Preferred Stock.

Conversion:

The holders of the Preferred Shares shall have conversion rights as follows:

(1) Mechanics of Conversion

In order for a holder of Preferred Shares to convert all or some portion of the Preferred Shares into shares of Common Stock, and subject to the restrictions set forth herein, such holder shall surrender the certificate or certificates for such Preferred Shares [the "Preferred Share Certificate(s)"] at the office of the transfer agent of the Preferred Stock (or the principal office of the Corporation, if the Corporation serves as its own transfer agent) together with written notice as set forth in the conversion certificate executed by such holder ("Notice") that such holder elects to convert all or a specified number of Preferred Shares represented by such Preferred Share Certificate(s), provided that conversion shall not be permitted with respect to less than 100 Preferred Shares at any one time unless such shares represent the full amount then convertible as set forth herein, and accompanied, if required by the Corporation, by such holder's blank executed stock power. The "Conversion Date" shall be the date of receipt of such Preferred Share Certificate(s) and Notice by the transfer agent (or by the Corporation, if the Corporation serves as its own transfer agent). The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver to such holder of the Preferred Shares, a certificate for the number of shares of Common Stock to which such holder shall be entitled.

(2) Right to Convert

Subject to the provisions for adjustment and Redemption hereinafter set forth, on or after the date of issuance of the Preferred Shares (the "Issue Date"), each such Preferred Share shall be convertible (the "Conversion Right"), at the option of the holder thereof, into forty (40) shares of Common Stock plus the number of shares of Common Stock determined by dividing the sum of (x) the accrued dividends as of the Conversion Date on the Preferred Shares to be converted, by (y) one dollar ($1.00) [the "Conversion Price"].

(3) Reservation of Shares of Common Stock

The Corporation shall, for so long as there are Preferred Shares outstanding, reserve and keep available out of its authorized but un-issued shares of Common Stock, for the purpose of effecting the conversion of the Preferred Shares, such number of duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Shares, and the Corporation will use its reasonable best efforts to take the action necessary to increase the number of reserved shares from time to time, if needed, and to increase the number of authorized shares of Common Stock if such an increase becomes necessary to permit exercise of the Conversion Right.

(4) Conversion Adjustment.

The number of shares of Common Stock into which the Preferred Shares may be converted shall be subject to adjustment from time to time under certain circumstances as follows:

(i) In the event that the Corporation shall at any time prior to such conversion either: (a) subdivide the outstanding shares of Common Stock into a greater number of shares, (b) combine the outstanding shares of Common Stock into a smaller number of shares, (c) change the outstanding shares of Common Stock into the same or a given number of shares of another class or classes of shares, or (d) declare a dividend on or in respect of the outstanding shares of Common Stock or other securities of the Corporation, or (e) offer to all the holders of the shares of Common Stock any rights to subscribe for shares or for other securities of the Corporation, then the holders of the Preferred Shares shall be entitled, as the case may be, to receive the same number of shares of Common Stock or other securities of the Corporation, or to purchase at the same price that the shares or securities are being offered to all the holders of the shares of Common Stock, the number of such shares or the amount of such securities as will represent the same proportional ownership of the outstanding shares of Common Stock prior to such increase or decrease as they would have been entitled to receive or subscribe for, as the case may be, had they been holders of the number of shares of Common Stock into which their Preferred Shares were convertible on the record date for any such event.

(ii) In the event of a merger, including any statutory merger of the Corporation with and into any of its wholly-owned subsidiaries ("Merger"), lawful provision shall be made as part of the terms of such Merger that all the Preferred Shares then outstanding, if any, (together with all accumulated dividends thereon) shall be automatically converted into the right to receive the number of such shares or the amount of such securities or assets as the holders of such Preferred Shares would have been entitled to receive had they been holders of the number of shares of Common Stock into which their Preferred Shares were convertible on the record date for any such Merger.

(iii) In the event of the sale of substantially all the assets of the Corporation, lawful provision shall be made as part of the terms of such sale that all the Preferred Shares then outstanding, if any, (together with all accumulated dividends thereon) shall be automatically converted into the right to receive the same kind and amount of securities or assets as may be issuable, distributable or payable upon such sale with respect to the shares of Common Stock of the Corporation.

(5) Fractional Shares.

The Corporation shall not issue fractional shares in satisfaction of the Conversion Right of the Preferred Shares or in satisfaction of dividends on the Preferred Shares, but, in lieu thereof, all such fractional shares, if any, shall be rounded up to the nearest whole share amount on the Conversion Date or Dividend Payment Date, as the case may be.

(6) From and after the Conversion Date, unless there shall have been a default in payment of the Conversion Price, all rights of the holders of the Preferred Shares designated for conversion in the Notice or in the Merger as holders of the Preferred Shares (except the right to receive the Conversion Price without interest upon surrender of their certificate or certificates) shall cease with respect to such Preferred Shares designated for conversion, and such Preferred Shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

Redemption:

(1) At any time after twelve months after the Issue Date (or at any time upon the mutual agreement of the Corporation and all holders of Preferred Shares), while there are such Preferred Shares outstanding, the Corporation may, at the option of its Board of Directors, redeem all or any number of such Preferred Shares then outstanding by paying $40 per Preferred Share for each Preferred Share so redeemed plus all accrued but unpaid dividends then outstanding on the Preferred Shares so redeemed (the "Redemption Price"). The Redemption Price may be paid, at the Company's sole discretion, in cash or in shares of the Company's Common Stock valued at one dollar ($1.00) per share of Common Stock.

(2) At least 30 days prior to the date fixed for any redemption of the Preferred Shares (hereinafter referred to as a "Redemption Date"), written notice shall be mailed, by first class or registered mail, postage prepaid, to each holder of record of Preferred Shares to be redeemed, to the address of such holder shown on the records of the Corporation, notifying such holder of the election of the Corporation to redeem such Preferred Shares, indicating whether the Redemption Price will be paid in cash or in shares of Common Stock, specifying the Redemption Date, which will also be the date on which such holder's Conversion Right pursuant to this Certificate as to such Preferred Shares being redeemed shall terminate, and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, such holder's certificate or certificates representing the Preferred Shares to be redeemed (such notice is hereinafter referred to as the "Redemption Notice"). On or prior to the Redemption Date, each holder of the Preferred Shares to be redeemed shall surrender his or its certificate representing such Preferred Shares to the Corporation in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such Preferred Shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of the Preferred Shares designated for redemption in the Redemption Notice as holders of the Preferred Shares (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such Preferred Shares designated for redemption, and such Preferred Shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(3) Subject to the provisions hereof, the Board of Directors of the Corporation shall have authority to prescribe the manner in which the Preferred Shares shall be redeemed. Any Preferred Shares so redeemed shall be permanently retired, shall no longer be deemed outstanding and shall not under any circumstances be reissued, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Preferred Shares accordingly.

Voting:

Except as may be required by the Delaware General Corporation Law or as set forth in the next following sentence, the Preferred Shares shall not be entitled to vote on any matters submitted to the stockholders of the Corporation. Without the approval of holders of a majority of the outstanding Preferred Shares, the Corporation shall not (1) authorize, create or issue any shares of any class or series ranking senior to the Preferred Shares as to liquidation rights, (2) amend, alter or repeal, by any means, the Certificate of Incorporation whereby the powers, preferences, or special rights of the Preferred Shares would be adversely affected or (3) subject the Preferred Shares to any restrictions, other than restrictions arising solely under the Delaware General Corporation Law or existing under the Corporation's Certificate of Incorporation.

Liquidation:

In the event of a liquidation, dissolution or winding up of the Corporation, the holders of the Preferred Shares shall be entitled to receive, after due payment or provision for the payment of the debts and other liabilities of the Corporation and prior to any liquidating distribution in respect to any other class of stock, a liquidating distribution equal to the Redemption Price.

Other:

The Corporation is authorized to issue the balance of the preferred stock not designated or otherwise provided for herein, from time to time in one or more series, with such designations, relative rights, preferences or limitations permitted by the relevant provisions of the Delaware General Corporation Law as shall be fixed by the Board of Directors in the resolution or resolutions providing for the issuance of such stock, in respect of any class or classes of stock or any series of any class of stock of the Corporation which may be desired but which shall not be fixed by the provisions contained herein. The Board of Directors is expressly authorized to adopt such resolution or resolutions providing for the issuance of such stock, including the power to specify the number of shares in any series, from time to time, as the Board of Directors, in its discretion, may deem desirable.

Pursuant to the Certificate of Designation, Preferences and Rights for Series B Preferred Stock and a resolution of the Board of Directors, the Company redeemed all Preferred Shares outstanding on the Redemption Date, September 28, 2007.

As of the Redemption Date and the date hereof there are no shares of Preferred Stock issued or outstanding.

The transfer agent for Omagine's Preferred Stock is the Company.

Convertible Debentures

On December 8, 2005, Omagine entered into a Securities Purchase Agreement (the "Purchase Agreement") with YA, then known as Cornell Capital Partners, LP ("Cornell"). Upon the terms and subject to the conditions contained in the Purchase Agreement and other documents executed coincident with the Purchase Agreement (collectively, the "Transaction Documents"), the Company agreed to sell to Cornell and Cornell agreed to purchase up to $500,000 of secured convertible debentures (each, a "Convertible Debenture" and collectively, the "Convertible Debentures"). Pursuant to the Purchase Agreement, on December 8, 2005 Cornell purchased a Convertible Debenture (the "First Debenture") from the Company in the face amount of $250,000 for a like amount. The principal sum of the First Debenture together with accrued but unpaid interest at an annual rate of 10% was payable on or before December 7, 2008. Pursuant to the Purchase Agreement, on January 24, 2006 Cornell purchased a second Convertible Debenture (the "Second Debenture") from the Company in the face amount of $250,000 for a like amount. The principal sum of the Second Debenture together with accrued but unpaid interest at an annual rate of 10% was payable on or before January 23, 2009. Cornell has represented to the company that it has since sold all shares obtained in connection with this transaction.

As of December 31, 2007 the Convertible Debentures and all accrued interest thereon have been paid in full.

The Company had the right, with three business day's advance written notice, to redeem a portion or all amounts outstanding under the Convertible Debentures prior to their maturity dates as follows: the Company would have had to pay an amount equal to the principal amount outstanding and being redeemed plus accrued interest thereon, plus a redemption premium of 20% of such principal amount being redeemed.

The Convertible Debentures were convertible into shares of the Company's Common Stock at the option of Cornell. The number of shares of Common Stock issuable upon a conversion equaled the quotient obtained by dividing the then outstanding amount of the Convertible Debenture to be converted (plus accrued interest thereon, if the interest was also being converted) by a price per share equal to 90% of the lowest volume weighted average price ("VWAP") of the Company's Common Stock during the fifteen trading days immediately preceding the conversion date, subject to adjustments set forth in the Convertible Debentures (the "Conversion Price").

No event of default, as defined in the Convertible Debentures, occurred. The Convertible Debentures were secured pursuant to the terms of a Pledge and Escrow Agreement the Company entered into on December 8, 2005 with Cornell and David Gonzalez, as "Escrow Agent". Pursuant to the Pledge and Escrow Agreement, the Company pledged 3,000,000 shares of its Common Stock (the "Pledged Shares") to secure payment of the Convertible Debentures. The certificate issued in the name of the Company representing the Pledged Shares which was delivered to the Escrow Agent has been returned to the Company for cancellation and Cornell has filed the appropriate documents to extinguish and terminate their security interests in any of the Company's assets.

On December 8, 2005, the Company also entered into a Registration Rights Agreement with Cornell. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file with the SEC a registration statement for the resale by Cornell of the shares of Common Stock to be issued upon conversion of the Convertible Debentures and the 257,732 shares of Common Stock underlying the Warrant. The Company filed such registration statement with the SEC on Form SB-2 on January 23, 2006. The registration statement was declared effective by the SEC on July 24, 2006.

Pursuant to the Purchase Agreement, the Company issued a warrant dated December 8, 2005 ("Warrant") to Cornell to purchase 257,732 shares of Common Stock at an exercise price of $0.97 per share, subject to adjustment as set forth in the Warrant (the "Exercise Price"). If at the time of exercise of the Warrant, the shares of Common Stock underlying the Warrant are not subject to an effective registration statement under the Securities Act of 1933, as amended (the "Act"), the holder of the Warrant, in lieu of making payment of the Exercise Price in cash, may elect a cashless exercise in accordance with the formula set forth in the Warrant. In July 2007, the Company issued 79,161 shares of its Common Stock to the holder of the Debenture Warrant upon the "cashless exercise" thereof by such holder.

Additional adjustments were permitted, subject to the exceptions set forth in the Warrant. If during the time that the Warrant was outstanding the Company issued or sold, or was deemed to have issued or sold, any shares of Common Stock for a consideration per share less than a price equal to the then Exercise Price, then the Exercise Price would be reduced to an amount equal to such consideration per share. Upon each such adjustment, the number of shares of Common Stock issuable upon exercise of the Warrant would be adjusted to the number of shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares issuable upon exercise of the Warrant immediately prior to such adjustment and dividing the product by the Exercise Price resulting from such adjustment. Similar adjustments would be made upon any issuance or sale by the Company of options to purchase Common Stock or convertible securities.

The Debentures and the Warrant were issued pursuant to Rule 506 of Regulation D promulgated under the Act and/or Section 4(2) of the Act. The transaction documents were filed as exhibits to the Company's filing on Form 8-K dated December 9, 2005.

In accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversation Feature or Contingently Adjustable Conversion Ratios ("EITF 98-5"), Omagine recognized an imbedded beneficial conversion feature present in the Debentures.

Omagine allocated a portion of the proceeds equal to the intrinsic value of that feature to capital in excess of par value. Omagine measured an aggregate of $184,986 of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, and recognized it to capital in excess of par value and a discount against the debentures. The discount is amortized over the convertible debentures' maturity period (three years) as interest expense.

In connection with the issuance of the Debentures, Omagine issued a warrant granting the holder the right to acquire 257,732 shares of Omagine's Common Stock at an exercise price of $0.97 per share, subject to certain adjustments.

In accordance with Emerging Issues Task Force Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments ("EITF - 00-27"), Omagine recognized the value attributable to the warrant in the amount of $69,421 to capital in excess of par value and a discount against the Debenture. Omagine valued the warrant in accordance with EITF 00-27 using the Black-Scholes pricing model.

DESCRIPTION OF BUSINESS

Omagine, Inc. conducts substantially all its operations through its wholly-owned subsidiary, JOL.  JOL is engaged primarily in the business of real estate development in the country of the Sultanate of Oman ("Oman").

Omagine had two other wholly owned subsidiaries: Contact Sports, Inc. ("Contact") and Ty-Breakers Corp. ("Ty-Breakers"), both of which were engaged in the apparel business and both of which were merged with and into Omagine on March 26, 2008.

The Company plans to continue its focus on real-estate development, entertainment and hospitality ventures and on developing, building, owning and operating tourism and residential real-estate development projects, primarily in the Middle East and North Africa.

Products, Services, Marketing and Distribution

The Omagine Project

JOL has proposed to the Government of Oman (the "Government") the development of a real estate and tourism project (the "Omagine Project") to be developed in Oman by Omagine S.A.O.C. (the "Project Company"), an Omani corporation presently under formation. Omagine, Inc., Journey of Light, Inc. and Consolidated Contractors International Company S.A. ("CCC") are the "Founder Shareholders" of the Project Company. The Project Company will design, develop, own and operate the entire Omagine Project.

The Omagine Project is planned to be developed on one million square meters (equal to approximately 245 acres) of beachfront land facing the Gulf of Oman (the "Omagine Site") just west of the capital city of Muscat and nearby Muscat International Airport. It is planned to be an integration of cultural, heritage, educational, entertainment and residential components, including: a "high culture" theme park containing seven pearl shaped buildings, each approximately 60 feet in diameter, associated exhibition buildings, a boardwalk, an open air amphitheater and stage; open space green areas; a canal and an enclosed harbor and marina area; associated retail shops and restaurants, entertainment venues, boat slips, and docking facilities (collectively the "Landmark"); two five-star resort hotels and a three or four star hotel; commercial office buildings; shopping and retail establishments integrated with the hotels, and several million square feet of residences to be developed for sale.

The Government will issue a license to the Project Company designating the Omagine Project as an Integrated Tourism Complex ("ITC") and as such the Project Company will be allowed to sell the freehold title to residential properties developed on the Omagine Site to any person, including any non- Omani person. Non-Omani persons (such as expatriates living and working in Oman) are forbidden by law to purchase any land outside of an ITC. Significant commercial, retail, entertainment and hospitality elements are also included in the Omagine Project which is expected to take about 4 to 5 years after the signing of the Development Agreement to complete. The Company plans, over time, to also be in the property management, hospitality and entertainment businesses.

In May 2008 the Government of Oman formally approved the terms by which the Omagine Project will be developed. Formal approval of such commercial terms by the Government and the subsequent formal acceptance thereof by the Company was a required step before the Government and the Founder Shareholders representing the Project Company sign the "Development Agreement". The agreement between the Government and the Project Company governing the design, development, construction, management and ownership of the Omagine Project is the Development Agreement.

On July 12, 2008 the Company delivered a completed draft Development Agreement for the Omagine Project (the "July 2008 Draft Agreement") to the Ministry of Tourism ("MOT").

The July 2008 Draft Agreement was based upon the most recent standardized development agreement ("Standard DA") created by the Government in June 2008. The Government's intent is to employ one Standard DA for all development projects in Oman, and integrate the specific terms, conditions and characteristics of each specific project into that Standard DA, a task while possible, is a complex undertaking given the complexities and considerable differences among the variety of proposed projects. The July 2008 Draft Agreement incorporated the specific commercial and other terms for the Omagine Project that were agreed to and approved by the Government and accepted by the Company in formal written communications. It also included the identification of the Omani investors in the Project Company (the "Omani Shareholders").

The Founder Shareholders and the Project Company's attorneys have been engaged with the three required Government Ministries along with their respective legal staffs during this review process: The Ministry of Tourism; the Ministry of Legal Affairs; and the Ministry of Finance. The Founder Shareholders and the Project Company's attorneys have met with the representatives of these Ministries individually and collectively. At the last collective meeting on November 2, 2008 all parties reviewed the Company's "comment list" of required changes to the Standard DA necessary to make it suitable for the Omagine Project. All parties agreed and accepted the Company's suggested changes (the "Agreed Changes") and the Company was requested to provide a "marked draft" of its proposed DA showing such Agreed Changes.

On November 5, 2008 the marked up draft showing all such Agreed Changes (the "November 2008 Draft Agreement") was transmitted electronically by our lawyers to the above three Government Ministries and on November 9 the Company delivered printed and bound copies of the November 2008 Draft Agreement to such Ministries.

The Company believes that no outstanding language issues in the November 2008 Draft Agreement continue to exist and all parties, including the Omani Shareholders, are desirous of signing the Development Agreement expeditiously. The Government procedure however requires that they go through an official review and comment process for the November 2008 Draft Agreement and that process is presently underway. As of the date hereof the Government and the Company have agreed to meet in January 2009 to review the Government’s comments on the November 2008 Draft Agreement and to finalize the Development Agreement. The Company presently expects this process to be completed in January 2009, after which final, approved copies of the Development Agreement will be printed and bound for signature by the parties. The date of such signing is entirely in the hands of the Government. Based on recent letters received from the Government and on conversations with the Omani Shareholders, Government officials and the Company’s attorneys, the Company understands that the Government is anxious to conclude this matter and that a signing date for the Omagine Development Agreement will be indicated by the end of January 2009.

As of the date hereof, the Company has arranged approximately USD $110 million of equity capital for the Project Company via written agreements for the sale of minority equity interests of the Project Company to four entities for $109.3 million and the sale to the Company of a 50.5% majority stake in the Project Company for $650,000.

The Founder Shareholders have signed a memorandum of understanding ("MOU") with each of (i) Newco, an Omani company formed by leading Omani businessmen, (ii) a prominent Omani person ("MNK") and (iii) the office of Royal Court Affairs ("RCA") which represents the personal interests of His Majesty Sultan Qaboos bin Said, the ruler of the Sultanate of Oman. Newco, MNK and RCA are the Omani Shareholders.

The Company has signed a contract with CCC regarding (i) its $49 million investment in the Project Company, and (ii) the appointment of CCC's Omani based subsidiary company as the general contractor for the construction of the Omagine Project.

The MOUs with the Omani Shareholders and the contract with CCC (collectively, the "Investor Agreements") have in the past been renewed from time to time as the signing of the Development Agreement was delayed. As of the date hereof each of the Investor Agreements has expired but both the Omani Shareholders and CCC have verbally agreed to continue them in effect and to comply fully with their respective terms and conditions. Management anticipates that all such Investor Agreements will be renewed if necessary or convenient. As previously disclosed, it has been management's experience that there is no shortage of willing investors or contractors for the Omagine Project.

Recent communications with the Government indicate that it may become a requirement that the Project Company be formed before the Development Agreement is signed so that the Omani Shareholders also become Founder Shareholders.  The Development Agreement would then be signed by the Project Company directly instead of being signed by the Founder Shareholders on behalf of the Project Company (under formation). Management does not anticipate any difficulties in the event this process is required.

As presently contemplated, after corporate formation of Omagine SAOC the Company will own 50.5% of the Project Company, CCC will own 12% and the remaining 37.5% of the Project Company will be owned by the Omani Shareholders. The Government will not own any part of the Project Company.

Subsequent to (or simultaneously with) the formation of the Project Company, the Founder Shareholders and the Omani Shareholders will enter into a written shareholders' agreement ("Shareholders' Agreement") which will, among other things, memorialize the approximately USD $109.3 million combined investment into the Project Company by CCC, Newco, MNK and RCA.

The date the Shareholders' Agreement is signed is the "Subscription Date". The date the legally binding documents providing the construction and project financing for the Omagine Project are executed by the Project Company and the banks is the "Financial Closing Date" and the Financial Closing Date is expected to be approximately six months after the Subscription Date.

Pursuant to the Investor Agreements, the Shareholders' Agreement will provide that the investments by the Omani Shareholders into the Project Company will be paid to the Project Company in monthly installments during the period beginning on the Subscription Date and ending on the Financial Closing Date. The Investor Agreement with CCC provides that its investment into the Project Company will be paid to the Project Company on the Financial Closing Date.

The financial results of the Project Company will be consolidated with the financial results of the Company in such manner as to reflect the Company's presently anticipated 50.5% majority percentage ownership of the Project Company. It is expected therefore that beginning on the Subscription Date the Company will - on a consolidated basis - experience a monthly increase in net worth culminating in an aggregate increase in net worth of approximately USD $55 million on the Financial Closing Date as a result of the approximately USD $110 million capitalization of the Project Company. The Project Company's capital as well as its proceeds from the sales of residential units and bank borrowings will be utilized by it to develop the Omagine Project. The Project Company's ongoing financial results will continue to be consolidated with the Company's results as appropriate.

As presently contemplated, Bank Muscat, Oman's largest financial institution, will be hired by the Project Company to arrange all of the necessary construction and other financing for the Omagine Project ("Construction Financing").  The Company has an MOU with Bank Muscat regarding project financing and financial advisory services. The MOU expired in November 2008 but BankMuscat has verbally agreed that it will be the Company’s financial advisor if the Company so desires.

While the project financing environment is challenging at the present moment given the worldwide bank liquidity issues, management has been in touch with Bank Muscat regarding the financing of the Omagine Project and BankMuscat has indicated that it expects the project finance market to be substantially more stable when the Project Company will be seeking such financing on the Financial Closing Date. Based upon local newspaper reports and conversations with Bank Muscat officials, management believes  that the Omani banks have very little exposure to the sub-prime market problems afflicting other financial institutions outside Oman. The Project Company's prospective Omani bankers and partners are of the opinion that the present financial market turmoil is expected to increase the Project Company’s cost of borrowing  but otherwise have no material effect or impact on the Omagine Project.

As presently contemplated by the terms of the Investor Agreements with the Omani Shareholders, the Project Company will have the financial capacity to begin development of the Omagine Project almost immediately after the signing of the Development Agreement. In order to move into the actual development stage of the Omagine Project, the Founder Shareholders and the Government must sign the Development Agreement. The Company and the Omani Shareholders are closely following the review process of the November 2008 Draft Agreement by the Government. As of the date hereof the Government and the Company have agreed to meet in January 2009 to review the Government’s comments on the November 2008 Draft Agreement and to finalize the Development Agreement.

The Company expects, based on present assumptions which are subject to modification, that the development costs (including the costs for design, construction management, program management and construction) for the entire Omagine Project will be approximately $1.6 billion dollars.

Subsequent to the signing of the Development Agreement, the Omagine Site's value will be definitively determined by a qualified independent real-estate appraiser and such appraisal will be utilized by Bank Muscat in its discussions with other financial institutions to optimize the Project Company's capital structure and to arrange the Construction Financing.

The Project Company's requirements for bank financing of construction costs is expected to be reduced by its ability to pre-sell  residence units by entering into sales contracts with third party purchasers and receiving deposits and progress payments during the construction of such residences.

The sale of residential and commercial properties, including sales to non-Omani persons combined with the  increase in the Site Value over the last several years is the main driver supporting the Project Company's projections of estimated net positive cash flow in excess of USD $600 million over the five year period immediately subsequent to the signing of the Development Agreement. The Development Agreement as presently contemplated and agreed allows for sales and pre-sales of any of the residential properties that will be developed on approximately one hundred fifty thousand square meters of land within the Omagine Site. The freehold title to the land within the Omagine Site underlying such residences shall be transferred to the buyer at the closing of such residential sales transactions.

Notwithstanding the foregoing, no assurance can be given at this time that the Development Agreement actually will be signed.

Although the Government of Oman has approved the commercial terms for the Omagine Project, until it is signed, no assurance whatsoever can be given that the Development Agreement actually will be signed. Management therefore cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. Prior estimates by the Company of when the Development Agreement would be signed have been amended, as required, to reflect management's best estimate of the Government's bureaucratic process. As of the date hereof management estimates that the Development Agreement will be signed in the first quarter of fiscal 2009.

The present nature of JOL's business is such that it is not expected to generate revenue until after the occurrence of an event - the beginning of the development of the Omagine Project - which, as of the date hereof, is not certain to occur.

Contact Sports and Ty-Breakers

Both Contact and Ty-Breakers were in the business of designing, manufacturing and marketing apparel and both were wholly owned subsidiaries of Omagine until they were merged with and into Omagine on March 28, 2008 whereupon the separate existence of each ceased. Contact had developed a "private label" product line under the Ty-Breakers label consisting of outerwear. As previously disclosed, Contact exited the "branded business" during the third quarter of 2006 and management attempted to salvage Contact as a viable business by re-positioning it as a "private label" apparel supplier. Contact's sales targets were not met in 2006 and subsequently the Company discontinued Contact's business in its entirety..  Between June and December of 2006, the Company and Contact terminated the employment and consulting agreements of Contact's former President and of its former Vice-President of Sales.

As previously disclosed Ty-Breakers has not represented a material portion of the Company's revenue during the past several years. While the Company is focusing its efforts on JOL's real estate development business, the Company may elect to accept private-label or Ty-Breaker's orders in the future subject to time constraints and its ability to fill such orders.

Competition

The real-estate development business in Oman is a competitive business populated by companies with substantially greater financial, managerial and personnel resources than the Company presently possesses. Management believes that JOL's ability to assemble and coordinate a team of experienced American, European and Middle Eastern consultants in a wide variety of specialized fields was crucial to JOL's success to date in advancing the Omagine Project to its present status. These consultants, some of whom, depending upon future events may become employees of the Company, are each highly experienced in their respective fields. These fields of expertise include the following: strategic planning; visioning; branding; marketing; Islamic scholarship and research; master planning; architecture; conceptual design; project management; construction management; general contracting; quantity surveying and costing; interior design; landscape design; art; public policy; engineering (structural, civil, mechanical, electrical, marine); Omani law; cultural and exhibition design; interpretative design; tourism experience designers; recreational operations planning and management; investment banking; structured finance; motion based ride technology; film technology; training and hotel management. In addition the Company's president, Frank J. Drohan, has over 30 years of experience doing business across most of the Middle East and is familiar with the cultural and business environment of the region.

Although several of JOL's competitors have well established businesses and brand reputations, management believes that JOL's advantages are (i) the uniqueness of the Omagine Project is particularly attractive to the Government (ii) JOL's senior management has established strong and trusting relationships with the relevant Government officials, and (iii) JOL has signed the CCC Agreement. JOL management believes it can successfully compete in this marketplace through a combination of unique development concepts, effective relationship management and the utilization of highly professional, competent and experienced sub-contractors and consultants who are well known to the Government.

Engineering, Design and Construction

Omagine does not presently own or directly operate any engineering, design or construction companies or facilities but Omagine may, depending upon events, set up its own in-house design supervision team and/or enter into joint ventures with firms providing the aforesaid services. To date, JOL has generally conceived the development concepts and defined the "scope of work" and then, as required, contracted with various designers, architects, contractors and consultants in the United States, Europe and the Middle East to perform those tasks. There are many such designers, architects, contractors and consultants available with competitive pricing and JOL does not believe that the loss or inability to perform of any such designer, architect, contractor or consultant would have a material, adverse impact on JOL's business or operations. JOL believes it maintains a good working business relationship with its designers, architects, contractors and consultants and has written agreements with several of them. All copyrights to documents, designs and drawings executed by such independent designers, architects, contractors and consultants are the property of JOL.

Marketing

Omagine has engaged in significant marketing and promotional activities with respect to the Omagine Project and has to date incurred a significant amount of costs associated with these activities. These costs and expenses are generally associated with travel, consulting and professional fees, pre-planning and feasibility studies and with preparing and making presentations to prospective clients (collectively "Development Costs"). A number of, or possibly all, of these Development Costs may be recoverable as "development expenses" on the Financial Closing Date. Some of these costs, however, may be non-recoverable costs.

Neither Contact nor Ty-Breakers incurred any marketing or promotion expenses during 2007 or 2008.

Manufacturing and Production

Omagine does not engage in any manufacturing activities and as such does not maintain any inventory and has no present plans to do so.

Neither Contact nor Ty-Breakers owned or directly operated any manufacturing or production facilities nor did they engage in  any significant research and development activities. From time to time, Contact had maintained risk inventories but as of the  date hereof no inventory remains on hand.

Ty-Breakers purchased all of its Tyvek requirements directly from Du Pont in the United States or from Du Pont's Asian agent on an "as required" basis as orders were received.

Patents, Copyrights and Trademarks

Trademark applications filed with the United States Patent and Trademark Office ("USPTO") in the first quarter of  2008 for the mark OMAGINE and related marks ("Marks") were reviewed by USPTO Examiners and no substantive issues relevant to the Marks were raised that would bar registration. However, the Examiner handling the OMAGINE Marks raised a few technical issues relevant to the applications that required responses by December 29, 2008 and the Company and its trademark counsel have timely provided such responses.

Trademark applications for the OMAGINE Marks filed in Oman and Kuwait have been examined by trademark offices in each respective jurisdiction and no third-party applications or registrations exist that would bar registration of the Marks. The local Omani trademark office has requested that all OMAGINE Marks be "associated" to indicate a common ownership. This requirement will not alter the applications in any way, except that the applications will indicate common ownership among the various OMAGINE Marks. The Company has accepted the association requirement. Notices of Acceptance to the applications have been published in Oman and Kuwait for the Marks, and the Company awaits approval for registration of trademark applications in due course.

Contact was not dependent upon any patent, trademark or proprietary right of another with respect to its designs or products. Contact owned all U.S. rights to the trademark "Contact Sports" as registered with the U.S. Patent & Trademarks Office, which rights were assigned to Omagine when Contact was merged into Omagine.

Ty-Breakers was the owner by assignment of U.S. Patent number 5,150,660 (the "Patent") which covers the material marketed under its registered trademark, Kensel. Ty-Breakers' exclusive right under the Patent to manufacture and sell Kensel products  in the United States runs until the year 2009 and such rights were assigned to Omagine when Ty-Breakers was merged into Omagine.

Governmental Regulation

If the Development Agreement is signed, the Company expects that Omagine SAOC will require several Omani governmental licenses, permits and approvals for its services and products during the development, construction and operation of the Omagine Project.

The Company does not anticipate any negative effects on its or the Project Company's business from any existing or probable Omani governmental laws or regulations. Omagine SAOC will in all likelihood incur certain costs and sustain certain effects on its operations, all of which costs and effects are expected to be in the normal course of its business and associated with compliance with Omani regulation and laws, including environmental laws. Neither Omagine nor JOL requires any U.S. governmental approval of its services, products or activities in Oman nor does the Company anticipate any negative effects on its business from any existing or probable U.S. or Omani governmental laws or regulations.

Neither Contact nor Ty-Breakers required any governmental approval of their products nor had any costs or effects on either of their operations associated with compliance with any local, state or federal environmental laws.

Employees

As of January 1, 2009, we have three employees. None of our employees is represented by a labor union for purposes of collective bargaining. We consider our relations with our employees to be good.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements and other similar forecasts and statements of expectations which are contained in this prospectus, since such statements reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, and products. No assurances can be given regarding the achievement of future results, as actual results may differ materially from projected future results as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

•	the uncertainty of success associated with JOL's ongoing efforts relative to its signing of the Development Agreement with the government of the Sultanate of Oman relating to the Omagine project;

•	the uncertainty associated with political events in the Middle East in general;

•	the success or failure of Omagine's continuing efforts to secure additional financing.

Overview

Omagine ("Registrant" or "Omagine") is the successor to Alfa International Corp. ("Alfa") which was incorporated in New Jersey in 1978. Alfa International Holdings Corp. ("AIHC"), was incorporated on October 8, 2004 in Delaware solely to change Alfa's corporate domicile from New Jersey to Delaware via a merger which was effected on May 23, 2005.

In June 2007 AIHC changed its corporate name to Omagine, Inc. to align the Company's corporate identity with its real estate development business.

Omagine conducts substantially all its operations through its wholly-owned subsidiary, Journey of Light, Inc., a New York corporation ("JOL"). JOL is engaged primarily in the business of real estate development in the Sultanate of Oman ("Oman").

Results of Operations:
Three months ended September 30, 2008 compared to the three months ended September 30, 2007

Revenue in the third quarter of 2008 was $0, a decrease of $29,838 as compared to the same period in the previous year. This decrease was due to the absence of apparel net sales in the third quarter compared to apparel net sales of $29,838 for the third quarter of 2007.

Cost of Sales for the third quarter of 2008 was $0, a decrease of $28,177 compared to the same period in the previous year. This decrease was due to the absence of apparel purchases in the third quarter compared to apparel purchases of $28,177 in the third quarter of 2007.

Selling, General and Administrative expenses were $225,274 during the third quarter of 2008, compared to $299,202 in the third quarter of 2007. This decrease of $73,928 (25%) was primarily attributable to decreases in stockholder relations expenses ($125,508), travel expense ($20,183), printing and stationary expenses ($13,475) and consulting fees ($12,766), offset by increases in legal fees ($40,879), officers' compensation ($38,542) and fringe benefits expense  ($12,144).

The Company experienced an operating loss of $225,274 during the third quarter of 2008 as compared to an operating loss of $297,541 during the same period in 2007. This $72,267 decrease in the Company's operating loss was primarily attributable to the decreased Selling, General and Administrative expenses mentioned above.

The Company will need to generate revenue in order to attain profitability. The present nature of the Company's business is such that it is not expected to generate revenue until after the development of the Omagine Project is significantly underway, an event which, as of the date hereof, is not certain to occur.

No capital expenditures were incurred during the quarterly period ended September 30, 2008. Depending upon the outcome of current negotiations and the availability of resources, the Company may incur significant expenses related to capital expenditures in the future.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

Revenue in the first nine months of 2008 was $0, a decrease of $30,155 as compared to the same period in the previous year. This decrease was attributable to the absence of apparel net sales in 2008 against apparel net sales of $30,155 for 2007.

Cost of Sales for the first nine months of 2008 was $0, a decrease of $28,242 compared to the same period in the previous year. This decrease was due to the absence of apparel purchases in the first nine months of 2008 compared to apparel purchases of $28,242 in the first nine months of 2007.

Selling, General and Administrative expenses were $797,810 during the first nine months of 2008, compared to $636,316 in the first nine months of 2007. This increase of $161,494 (25%) was primarily attributable to the increases in the first nine months of 2008 of: travel expenses ($39,220), salaries, payroll taxes and fringe benefits ($150,322), legal fees ($108,421) and stock option expense ($18,207) offset by decreases in printing and stationary ($13,313), consulting fees ($27,672), stockholder relations ($104,229) and finance charges ($14,028).

The Company sustained a loss from operations of $797,810 during the first nine months of 2008 as compared to a loss from operations of $634,403 during the first nine months of 2007.  This $163,407 increase in the Company's loss from operations was primarily attributable to the increased Selling, General and Administrative expenses mentioned above.

Results of Operations:
Fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006

JOL did not generate any revenue in 2007 and the $1 million revenue in 2006 at JOL was a non-recurring item attributable to a contract settlement. On May 1, 2006 a previously disclosed dispute between JOL and the State of Qatar was settled by the State of Qatar paying JOL $1 million. The present nature of JOL's business is such that it is not expected to generate revenue until after the occurrence of an event - the development of the Omagine Project - which, as of the date hereof, is not certain to occur.

The Company's total revenue in 2007 was $29,590, a decrease of $1,152,733 (97.5%) from fiscal year 2006. This decrease was attributable to the $1 million contract settlement at JOL in 2006 mentioned above, net of an approximately $161,733 decrease in apparel product sales during the fiscal year. Although Contact's President and Vice-President of Sales were terminated during 2006 the ongoing business operations of Contact and Ty- Breakers continued throughout 2007 and the first quarter of 2008 and the Company filled the Contact orders on hand. The Company discontinued Contact's business in its entirety in March 2008. While the Company is focusing all of its efforts on JOL's real estate development business, the Company may accept future Ty-Breaker orders subject to time constraints and its ability to fill such orders.

The cost of sales percentage for apparel sales was 111% in fiscal 2007 and 73% in fiscal 2006.  The Company will hereafter rely on its JOL subsidiary's operations for future revenue generation. Management is presently examining other possible sources of revenue for JOL which, subject to the Development Agreement being executed, may be added to JOL's operations.

Selling and marketing expenses were $36,107 during 2007, compared to $105,641 in 2006. This decrease of $69,534 (66%) was a reflection of a decrease in such costs at Contact and JOL. The Company's marketing and promotional expenditures were $304 during 2007. No further selling and marketing expenses are required by Contact or Ty-Breakers. Assuming that the Development Agreement for the Omagine Project is signed by the parties, the Company is expected to incur significant expenses related to marketing, public relations and promotional expenditures in the future.

General and administrative expenses of $996,657 in fiscal 2007 were $591,197 (37%) lower than the $1,587,854 incurred in fiscal 2006. This decrease was primarily attributable to the decrease of approximately $607,000 at JOL for travel, consulting, legal and professional fees associated with the Omagine Project, including costs and fees related to JOL's March 2006 presentation of the Omagine Project to the Government of Oman.

The Company sustained a net loss of $1,043,190 during 2007 as compared to a net loss of $767,951 during 2006. The primary reason for this increase of $275,239 (36%) was that the Company's net loss of $767,951 in 2006 was ameliorated by the $1 million extraordinary income item in 2006 attributable to the above-mentioned settlement with the State of Qatar.

The Company expects to experience losses for at least the next several quarters due to an insufficient level of revenue. The Company will need to raise significant capital and/or secure significant financing in order to execute its presently conceived business plan with respect to JOL. The continued losses for the Company are attributable to the failure to attain a sufficient level of sales and revenue. The Company will need to substantially increase its sales revenue in order to attain profitability.

No significant capital expenditures were incurred during fiscal year 2007. Depending upon the outcome of current negotiations and the availability of resources, the Company may incur significant expenses related to capital expenditures during fiscal 2008.

Liquidity and Capital Resources

Although the Company experienced net positive cash flow during its 2007 fiscal year, it has experienced negative cash flows from operating activities during the past several years. The Company incurred net losses of $1,043,190, $767,951 and $5,900,662 ($820,743 before a non-cash charge of $5,079,919 for goodwill expense) in its fiscal years 2007, 2006 and 2005, respectively. The Company's net loss for the nine months ended September 30, 2008 was $793,812. During the nine months ended September 30, 2008, the Company experienced a decrease in cash of  $631,895. At September 30, 2008 the Company had a working capital deficit of $489,840, compared to working capital of $181,078 at December 31, 2007. The $670,918 reduction in working capital is attributable to a $631,895 decrease in cash offset by a $9,173 decrease in other current assets, and a $29,850 increase in current liabilities. Of the $572,090 of current liabilities at September 30, 2008, $254,382 (45%) represents amounts due to officers.

The $631,895 decrease in cash during the first nine months of 2008 resulted from the $750,321 decrease in funds used for operating activities during the period (resulting primarily from the net loss of $793,812), net of the $118,426 in net proceeds from a loan from an officer and the sale of Common Stock to a Director and to another investor.

The Company's inability to secure or arrange additional funding to implement its business plan, or the failure to sign the Development Agreement for the Omagine Project with the Government of Oman will significantly affect the Company's ability to continue operations.

Off Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements and have not formed any special purpose entities.

DESCRIPTION OF PROPERTY

The Company maintains its corporate offices at The Empire State Building, Suite 1103, 350 Fifth Avenue, New York, N.Y. 10118.  The premises are leased by Contact Sports under a lease expiring February 28, 2013. The lease specifically allows Omagine and JOL as co-occupants. Contact leased warehouse space in Jersey City, N.J. under a lease which expired and now continues on a month to month basis. The Company maintains this warehouse space for general corporate purposes on the same month to month rental basis. The Company also leases office space in Muscat, Oman under a one year lease which expires December 31, 2009.

LEGAL PROCEEDINGS

We are not party to any legal proceedings.

MANAGEMENT OF THE COMPANY

Our directors are elected at the annual meeting of shareholders to hold office until the annual meeting of shareholders for the ensuing year or until their successors have been duly elected and qualified. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The directors and executive officers of the Company are as follows:

Name	Age	Position
Frank J. Drohan	63	Chairman of the Board of Directors, President, Chief Executive & Financial Officer

Charles P. Kuczynski	55	Vice-President, Secretary and Director

Salvatore J. Bucchere	64	Director

Kevin O'C. Green	60	Director

Louis J. Lombardo	63	Director

Frank J. Drohan has served as a Director, Chairman of the Board, President and CEO of Omagine since 1991. Mr. Drohan was also Chairman of the Board, President and sole shareholder of Rif International Corp., a privately held company which had extensive overseas activities in the Middle East between 1977 and 1986. Rif ultimately acquired the Ty-Breakers business and was itself acquired by Omagine in 1997. Mr. Drohan serves as a Director and the Chairman of JOL, and served in those capacities for both Contact and Ty-Breakers until they were merged with and into Omagine. He is also a Director and the Chairman of The Renaissance Team, Inc. ("TRT") and Renaissance Development Holdings, Inc.("RDH"), both of which are privately held companies offering a wide variety of services including: branding, marketing, management, political and strategic visioning, and development management consulting services.

Charles P. Kuczynski is  Vice-President, Secretary and a Director of Omagine, Inc since 1996 and served as a Director and Secretary of Omagine, between 1988 and 1993. He was also President of Ty-Breakers Corp. and Vice President of Contact Sports, Inc. until both Contact and Ty-Breakers were merged into Omagine in March 2008. Mr. Kuczynski is a Director and the Secretary of JOL. He also serves as the Secretary of TRT and RDH.

Salvatore J. Bucchere has served as an outside Director of Omagine since October 2001. Mr. Bucchere holds a bachelors degree in business administration in Accounting from St. Johns University in New York. From 1965 to 1968 he was employed as a management consultant with Arthur Young & Co. and Main LaFrentz & Co. in New York. From 1968 to 1971, Mr. Bucchere taught accounting and law at Bishop Ford High School in Brooklyn. From 1971 to 1977, he served as the Secretary and Vice President of Centennial Industries, as a director of its Biddle Purchasing Co. subsidiary and as president of its Jabro Automotive Co. subsidiary. During this time, he was one of the founders, with Mr. Drohan, of Biddle International Sales Co. From 1977 to 1979, he was a Vice President and Director of Rif International Corp. From 1979 to 1982 he was Executive Vice President of Custom Carburetor Co. From 1982 until its bankruptcy filing in 2003, he was Chairman of the Board and controlling shareholder of Columbia Products Co., formerly a manufacturer and distributor of rebuilt carburetors and automotive parts in the eastern United States. Presently, Mr. Bucchere is president of an energy conservation consulting firm.

Kevin O'C. Green graduated from St. Peter's Preparatory School, Jersey City, New Jersey in 1966 and graduated from the College of St. Thomas, St. Paul in Minnesota in 1970 with majors in Geology and Philosophy. He graduated from the University of Minnesota Law School in 1975 and has practiced law in Minnesota as a trial lawyer since that time. He has extensive experience in business litigation including securities fraud and his law practice has extended to several different states. He has represented many business clients over the years, including the Minneapolis Star and Tribune. Mr. Green also has business interests in Honduras where he is the owner of a mining company. Mr. Green lives and practices law in Mankato, MN and he has been an Omagine director since 2001.

Louis J. Lombardo became an Omagine Director on July 1, 2005. Mr. Lombardo retired after 35 years at American Express where he was Executive Vice President - Travel Related Services. In this capacity he led an organization of worldwide operating centers employing over 14,000 people and managed a $1.3 billion operating budget and a $600 million capital budget. His responsibilities  included controlling International Risk Management & Global Fraud as well as customer service for both Cardmembers and Merchants. Mr. Lombardo holds an MBA degree from New York University. Presently, Mr. Lombardo runs his own consulting company and owns and operates two privately held businesses. He lives in New York City.

At December 31, 2008, the Board of Directors of Omagine consisted of two inside directors: Frank J. Drohan and Charles P. Kuczynski, and three independent outside directors: Salvatore J. Bucchere, Kevin O'C. Green and Louis J. Lombardo. Directors are elected to serve for one-year terms or until their successors are duly elected and qualified. Officers serve at the discretion of the Board of Directors. Inside Directors receive no fees for acting as such. Independent outside Directors receive stock options and receive a minimal fee for attendance at the Company's annual meeting and are entitled to reimbursement of reasonable out-of-pocket expenses incurred in attending meetings.

EXECUTIVE COMPENSATION

The following table sets forth information relating to the aggregate compensation received by the then current Executive Officers of the Company for services in all capacities during the Registrant's three fiscal years indicated for (i) the Chief Executive and Financial Officer, and (ii) each then current executive officer whose total cash compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Accrued Salary Payable(1) ($)	Option Awards(2) ($)	Total ($)
Frank J. Drohan
Chief Executive and	2007	$52,083	0	62,500	$0	$114,583
Financial Officer	2006	$26,042	0	98,958	$7,500	$132,500
	2005	$0	0	125,000	0	$125,000

(1)  Amounts included under Column (c) represent cash salary payments and amounts included under Column (e) represent unpaid salary which has been accrued on Registrant's books.

(2)  Column (f) represents the dollar amount recognized as compensation expense for financial statement reporting purposes for the year indicated under SFAS No. 123(R), and not an amount paid to or realized by the named Executive Officer. The amount shown represents awards granted prior to 2006. There can be no assurance that the amounts determined by SFAS No. 123(R) will ever be realized. Assumptions used in the calculation of these amounts are included in Note 1- STOCK-BASED COMPENSATION- to the Company's audited financial statements for the fiscal year ended December 31, 2007.

Management has concluded that the aggregate amount of personal benefits does not exceed 10% of the total compensation reported in column (g) of the foregoing table as to any person specifically named in such table.

The following table shows the number of shares covered by exercisable and unexercisable options held by the Company's Chief Executive Officer on December 31, 2007.

OMAGINE, INC.
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
DECEMBER 31, 2007

(a) Name	(b) Number of Securities Underlying Unexercised Options (#) Exercisable	(c) Number of Securities Underlying Unexercised Options (#) Unexercisable	(d) Option Exercise Price ($)	(e) Option Expiration Date
Frank J. Drohan	500,000	0	$0.25	August 31, 2011

There were no shares of the Company's Common Stock acquired during 2007 upon the exercise of options.

No stock options were granted in 2007 to the Company's Chief Executive Officer or any other Officer. There can be no assurance that the Grant Date Fair Value of Stock Option Awards will ever be realized.

Employment Agreements

 In September 2001, Omagine entered into an employment agreement (the "Drohan Agreement") with Mr. Frank J. Drohan, Chief Executive Officer of the Company. Pursuant to the Drohan Agreement, Omagine is obligated through December 31, 2010 to pay its President and Chief Executive Officer, Mr. Frank J. Drohan, an annual base salary of $125,000, plus an additional amount based on a combination of net sales and earnings before taxes. Mr. Drohan's employment agreement provides for an option to purchase 100,000 shares of Common Stock at $0.25 per share during each of the first five years of the employment term, and payment by the Company of certain life and disability insurance premiums on Mr. Drohan's behalf. By mutual agreement between the Company and Mr. Drohan, effective October 1, 2004, the Drohan Agreement was modified and, except for a six week period in 2006, the Company suspended salary payments to Mr. Drohan. Beginning November 1, 2004 and continuing through August 1, 2007, Mr. Drohan provided services to the Company pursuant to the Drohan Agreement and the Company has accrued Mr. Drohan's unpaid salary. The Company, has agreed to pay such unpaid and accrued salary to Mr. Drohan without interest when, and if, the Company has the financial resources to do so.

Pursuant to a written employment agreement effective September 1, 2001 (the "Kuczynski Agreement"), Omagine was obligated through December 31, 2009 to pay its Vice-President & Secretary, Mr. Kuczynski, an annual base salary of $75,000, plus an additional bonus based on a combination of net sales and earnings before taxes. The Kuczynski Agreement was terminable by the Company as of December 31, 2003 provided that the Company's net sales for 2003 were not at least $1,000,000. Mr. Kuczynski's employment agreement provided for an option to purchase 50,000 shares of Common Stock at $0.25 per share during each of the first five years of the employment term (the "Kuczynski Options"). By mutual agreement between the Company and Mr. Kuczynski, effective October 1, 2004, the Kuczynski Agreement was canceled and the Company discontinued making salary payments to Mr. Kuczynski. The Company has accrued $37,982 of unpaid salary due to Mr. Kuczynski and has agreed to pay such unpaid and accrued salary to Mr. Kuczynski without interest when, and if, the Company has the financial resources to do so. Beginning November 1, 2004 and continuing through August 1, 2007, the Company has engaged the services of Mr. Kuczynski as a consultant and an employee and has agreed to keep the Kuczynski Options in effect until Mr. Kuczynski ceases to be either a consultant or employee of the Company. The Company has made payments to him for such consulting services which comprised services similar to those he provided as an Omagine employee plus services associated with Contact and JOL. Effective August 1, 2007 the Company re-employed this individual at an annual salary of $85,000. Provided the Company is successful in signing the Development Agreement with the Government of Oman, the Company will enter into a new employment agreement with Mr. Kuczynski.

Consulting Agreement

On March 19, 2007, Omagine and Mr. Sam Hamdan ("Hamdan") executed a consulting agreement (the "Hamdan Agreement") wherein Hamdan has agreed that (i) he will provide ongoing consulting services to the Company up until the Financial Closing Date, and (ii) under certain circumstances and conditions precedent, Mr. Hamdan may become the Company's President and Chief Operating Officer subsequent to the Financial Closing Date. Pursuant to the Hamdan Agreement, the Company issued Hamdan options to purchase up to 800,000 shares of Omagine's Common Stock at $0.25 per share (the "Hamdan Option"), exercisable ratably at 160,000 shares per year during the first 5 years subsequent to the Hamdan Agreement. The Hamdan Option is exercisable only if (i) the Hamdan Agreement is in effect, or (ii) Hamdan is an Omagine employee.

Mr. Hamdan is currently the Chairman and Chief Executive of The Global Leadership Team, Inc ("GLT") (www.gltweb.com)  headquartered in Birmingham, MI, with a branch office in Beirut, Lebanon. GLT is a professional services organization comprised  of highly skilled visionaries, branding strategists, management consultants and thought leaders and it consults for many U.S. and Arab client companies.

Mr. Hamdan was the chief strategist and founder of the prestigious U.S. Arab Economic Forum and has an extensive network of business, diplomatic and government contacts in the U.S., Europe and throughout the Arab world. The World Summit on Innovation and Entrepreneurship (www.wsie.org) is owned and operated by GLT and was held in Dubai, U.A.E. in April 2008 and in Muscat, Oman in 2006.

Equity Compensation Plan Information

On September 20, 2007, the Company registered 2.5 million shares of its Common Stock reserved for issuance under the Alfa International Corp. 2003 Stock Option Plan ("Alfa Plan") for resale by filing a registration statement with the SEC on Form S-8. This registration statement did not increase either the total number of shares outstanding or the number of shares reserved for issuance under the Alfa Plan. The adoption of the Alfa Plan was approved by the Board of Directors in March 2004 and ratified by the Company's shareholders on September 1, 2004.

The Alfa Plan is designed to attract, retain and motivate employees, directors, consultants and other professional advisors of the Company and its subsidiary (collectively, the "Recipients") by giving such Recipients the opportunity to acquire stock ownership in the Company through the issuance of stock options to purchase shares of the Company's Common Stock.

In 2007 and 2008, the Company issued a total of 90,000 non-qualified stock options to three individuals in connection with their continued service as independent outside directors. As of January 1, 2009, 80,000 of such options were vested and the remaining 10,000 of such options are scheduled to vest  on January 1, 2010. With respect to such 90,000 options, 60,000 are exercisable at a price of $0.90 per share and 30,000 are exercisable at a price of $0.80 per share.

Compensation of Directors

The following chart summarizes the annual compensation for the Company's non-employee directors during 2007.

Director Compensation

(a) Name	(b) Fees Earned ($)	(c) Stock Awards ($)	(d) Option Awards ($) (1)	(e) All Other Compensation ($)	(f) Total ($)
Salvatore Bucchere	$1,000	0	1,000	0	2,000
Kevin Green	$1,000	0	1,000	0	2,000
Louis Lombardo	0	0	4,112	0	5,111

 (1)  Column (d) represents the dollar amount recognized as compensation expense for financial statement reporting purposes for the 2007 fiscal year under SFAS No. 123(R), and not an amount paid to or realized by the named Director. The amount shown represents awards granted prior to 2007. There can be no assurance that the amounts determined by SFAS No. 123(R) will ever be realized. Assumptions used in the calculation of these amounts are included in Note 1- STOCK-BASED COMPENSATION- to the Company's audited financial statements for the fiscal year ended December 31, 2007. Directors who are not Company employees are compensated for their service as a director as shown in the chart below:

Schedule of Director Fees
December 31, 2007

Compensation Item	Amount ($)
Annual Retainer	$0
Attendance at Annual Meeting	500
Per Board Meeting Fee (attendance in person)	500
Per Board Meeting Fee (attendance by teleconference)	250
Per Committee Meeting Fee (in person or by teleconference)	0
Appointment Fee Upon Election to Board of Directors	0
Non-qualified stock options	(1)(2)

(1) On the date of appointment to the Board, new non-employee outside Directors are entitled to a one-time grant of 30,000 non-qualified stock options at the closing price on the date of grant, vested ratably over three years.

(2) For non-employee outside Board members that have served on the Board for at least 3 years, 10,000 options (or such other number of shares determined by the Board in its discretion) will be granted on the first business day of each fiscal year subsequent to such three year period, at the closing price on the date of grant and the vesting period shall be as determined by the Board in its discretion).

Stock Options Granted to Directors

On the date of appointment to the Board, new non-employee outside Directors are entitled to a one-time grant of 30,000 non-qualified stock options (or such other number of shares determined by the Board in its discretion) effective on the date of appointment. The price of the Common Stock underlying the option shall be the closing bid price on the date of grant and the option shall vest ratably over three years provided the Board member continues to hold office. On January 1, 2004, the Company awarded options to purchase 30,000 shares of its Common Stock to each of its then two outside Directors - Mr. Green and Mr. Bucchere - at an exercise price of $0.17 per share. On January 1 of 2004, 2005 and 2006; 10,000 of such options vested to each of Messrs. Bucchere and Green. The options expire five years after the date of grant and all 60,000 of such options were exercised by Messrs. Bucchere and Green in December 2008. On July 1, 2005, the Company awarded options to purchase 30,000 shares of its Common Stock to Mr. Louis J. Lombardo, an outside Director, at an exercise price of $1.00 per share. The options expire five years after the date of the grant. On  July 1 of 2005, 2006, and 2007; 10,000 of such options vested to Mr. Lombardo.

Non-employee outside Board members that have served on the Board for at least 3 years will be granted 10,000 options (or such other number of options as determined by the Board of Directors in its discretion) at an exercise price equal to the closing bid price on the date of grant and vesting immediately upon grant.  The date of grant shall be the first business day of each fiscal year next following completion of such three years of service.  On October 30, 2007, the Company awarded options to purchase 30,000 shares of its Common Stock to each of Messrs. Bucchere and Green at an exercise price $0.90 per share. The options expire five years after the date of grant. 10,000 of such options vested on October 30, 2007, and an additional 10,000 of such options vested on January 1, 2008 to each of Messrs. Bucchere and Green. Effective January 1, 2009 an additional 10,000 of such options shall vest to each of Messrs. Bucchere and Green provided they are still a director of the Company on such date.  On January 1, 2008, 30,000 options were granted to Mr. Lombardo at an exercise price of $0.80 and 10,000 of such options vested on the grant date. Provided Mr. Lombardo is a director of the Company on such dates, 10,000 options shall vest on January 1, 2009, and an additional 10,000 options shall vest on January 1, 2010.

Directors of the Company, who are employees of the Company do not receive additional compensation for their services as Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

The Renaissance Team, Inc.

Mr. Sam Hamdan, who has a consulting agreement with Omagine and who, under certain circumstances, may become Omagine's  president  is also the president of The Renaissance Team, Inc., a privately held company ("TRT"). Frank J. Drohan ("Drohan"), Omagine's President and Chief Executive Officer, is the Chairman of TRT and Charles P. Kuczynski, Omagine's Vice President and Secretary, is the Secretary of TRT. TRT was organized in December 2006 by Mr. Hamdan and Mr. Drohan and its business is not in competition with that of the Company. Mr. Drohan's employment agreement with the Company permits him to be involved in any other business enterprise that does not compete with the Company. Each of Mr. Hamdan and Mr. Drohan own 50% of TRT's equity and TRT intends to acquire the business and certain assets of The Global Leadership Team, Inc. ("GLT"). Mr. Hamdan is currently the president and sole shareholder of GLT (www.gltweb.com). Prior to the organization of TRT, Mr. Hamdan and GLT had performed significant services, including branding, strategic consulting, strategic visioning, marketing, financial and project finance planning, public relations, event management and management consulting services for JOL with respect to the proposed Qutopia Project in Qatar and the Omagine Project in Oman. On March 19, 2007, concurrent with the execution of the Hamdan Agreement, Omagine entered into another agreement with GLT and Hamdan (the "Subscription Agreement") whereby pursuant to the Subscription Agreement, the unpaid account payable of $245,449 due to GLT from JOL for services rendered between 2003 and 2006 was extinguished and exchanged for 2,454,490 shares of Omagine Common Stock. There have been no transactions between TRT and the Company to date, but based upon JOL's use of GLT's services in the past - and assuming TRT's ultimate acquisition of GLT's business - the Company anticipates that such transactions will occur in the future. Hamdan, Drohan and TRT have agreed with respect to any such possible future transaction(s) between TRT and the Company (a "Related Party Transaction") that any such Related Party Transaction will be structured such that it provides substantially better terms and conditions to the Company than would otherwise be available to the Company if the Company were to negotiate and conclude such Related Party Transaction on an "arms-length" basis with a company with which Mr. Hamdan and/or Mr. Drohan were not associated. Furthermore, any such Related Party Transaction will be in compliance with the Company's Code of Ethics.

Director Independence

Three of our directors are independent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as to shares of common stock beneficially owned as of January 16, 2009 by:

•	each director;
•	each officer;
•	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and
•	all directors and executive officers as a group.

Beneficial Name and Address	Ownership (7)	Percent
Frank J. Drohan (1)(3)	6,098,922	13.1%

Charles P. Kuczynski (l)(4)	799,866	1.7%

Salvatore S. Bucchere (1)(5)	279,944	0.6%

Louis J. Lombardo (1)(6)	281,300	0.6%

Kevin O. Green (1)(5)	109,766	0.2%

Muftah Benomran (2)	3,864,428	8.3%

Mohammed K. Al-Sada (2)	5,549,092	12.0%

Sam Hamdan (2)(8)	2,764,352	6.0%

All officers and Directors
As a Group of 5 Persons	7,569,798	16.3%

(1)  The address for each of these individuals is c/o the Company and each is a director of Omagine. Messrs. Drohan and Kuczynski are officers of Omagine.

(2) The address for each of these individuals is c/o the Company.

(3)  Does not include Mr. Drohan's (i) 500,000 currently exercisable stock options granted under his employment agreement and exercisable at $0.25 per share or (ii) 500,000 currently un-exercisable stock options granted to him in September 2008 and exercisable at $0.52 per share.

(4)  Does not include Mr. Kuczynski's (i) 250,000 currently exercisable stock options granted under his employment agreement and exercisable at $0.25 per share or (ii) 250,000 currently un-exercisable stock options granted to him in September 2008 and exercisable at $0.52 per share.

(5)  Does not include the 60,000 currently exercisable stock options (30,000 held by Mr. Bucchere and 30,000 held by Mr. Green) granted to them on October 30, 2007. All such options are exercisable at $0.90 per share.

(6)  Does not include Mr. Lombardo's: (i) 30,000 currently exercisable stock options granted to him upon his election as an outside director and exercisable at $1.00 per share, or (ii) 20,000 currently exercisable stock options granted to him in January 2008 and exercisable at $0.80 per share.

(7)  None of these shares are subject to rights to acquire beneficial ownership, as specified in Rule 13d-3 (d) (1) under the Securities Exchange Act of 1934, as amended, and the beneficial owner has sole voting and investment power, subject to community property laws where applicable.

(8)  Does not include Mr. Hamdan's 320,000 currently exercisable stock options granted under his consulting agreement. All such options are exercisable at $0.25 per share.

DESCRIPTION OF SECURITIES

The following is a summary of the material provisions of our common stock, and our certificate of incorporation, and bylaws, all as in effect as of the date of this prospectus. You should also refer to our certificate of incorporation, and bylaws, which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Our total authorized capital stock is 75,850,000 shares of which 75,000,000 shares authorized are common stock, par value $.001 per share, and 850,000 shares authorized are preferred stock, par value $.001 per share. As of January 16, 2009, there are 46,387,635 shares of common stock and no shares of preferred stock issued and outstanding.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders, including the election of directors. Our stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to our board of directors.

The holders of the Company’s common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of our preferred stock which may be outstanding. Upon the Company’s liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of our preferred stock, if any, the holders of our common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of the Company’s common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of the Company’s common stock are, and all shares being offered by this prospectus will be, fully paid and not liable to further calls or assessment by the Company.

Preferred Stock

Our authorized preferred stock consists of 850,000 shares of Preferred Stock, par value $.001 per share.  As of January 16, 2009, there were no shares of Preferred Stock outstanding.  Our Certificate of Incorporation authorizes the issuance of shares of Preferred Stock in one or more series. Our Board of Directors has the authority, without any vote or action by the shareholders, to create one or more series of Preferred Stock up to the limit of our authorized but unissued shares of Preferred Stock and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the relative participating, option or other special rights (if any), and any qualifications, preferences, limitations or restrictions pertaining to such series which may be fixed by the Board of Directors pursuant to a resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.

Transfer Agent

The Transfer Agent for our Common Stock is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under our Certificate of Incorporation, our directors will not be personally liable to us or to our shareholders for monetary damages for any breach of their fiduciary duty as a director, except liability for the following:

•	Any breach of their duty of loyalty to our Company or to our stockholders.

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

•	Any transaction from which the director derived an improper personal benefit.

We believe that these limitation of liability provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability provisions in our Certificate of Incorporation may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

Our consolidated financial statements at December 31, 2007, and for the two years in the period then ended, appearing in this prospectus have been audited by Michael T. Studer, CPA P.C., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE .

None.

ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Omagine, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

In addition, after the effective date of this prospectus, we will be required to file annual, quarterly, and current reports, or other information with the SEC as provided by the Securities Exchange Act. You may read and copy any reports, statements or other information we file at the SEC's public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public through the SEC’s Internet website at http://www.sec.gov.

FINANCIAL STATEMENTS – September 30, 2008

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2008	December 31, 2007
ASSETS
	(Unaudited)	Note 1
CURRENT ASSETS:
Cash	$81,250	$713,145
Prepaid expenses and other current assets	1,000	10,173

Total Current Assets	82,250	723,318

PROPERTY AND EQUIPMENT:
Office and computer equipment	129,941	129,941
General plant	17,800	17,800
Furniture and fixtures	15,951	15,951
Leasehold improvements	866	866
	164,558	164,558
Less:Accumulated depreciation and amortization	(148,174)	(139,988)
	16,384	24,570
OTHER ASSETS:
Other assets	13,749	13,749
Total Assets	112,383	761,637

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Convertible notes payable
and accrued interest	$234,049	$-
Accounts payable	317,708	298,630
Accrued payroll - officers	-	180,036
Due officers	20,333	26,907
Accrued expenses and other current liabilities	-	36, 667
Total Current Liabilities	572,090	542,240

COMMITMENTS

STOCKHOLDERS' EQUITY:
Preferred stock
$0.001 par value
Authorized – 850,000 shares
Issued and outstanding - none
Common stock:
$ 0.001 par value
Authorized: 75,000,000 shares
Issued and outstanding:
45,697,527 shares in 2008
45,542,439 shares in 2007	45,698	45,542
Capital in excess of par value	16,862,789	16,748,237
Retained earnings (deficit)	(17,368,194)	(16,574,382)

Total Stockholders’Equity (Deficit)	(459,707)	219,397

Total Liabilities and Stockholders’ Equity	$112,383	$761,637

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	(UNAUDITED)		(UNAUDITED)
	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	2008	2007	2008	2007

REVENUES:
Net sales	$-	$29,838	$-	$30,155
	-	29, 838	-	30,155
COSTS AND EXPENSES:
Cost of sales	-	28, 177	-	28,242
Selling, general and administrative	225,274	299,202	797,810	636,316

Total costs and expenses	225,274	327,379	797,810	664,558

Operating income (loss)	(225,274)	(297,541)	(797,810)	(634,403)
Interest Income	501	-	5,974	33
Interest Expense	(1,976)	(8,161)	(1,976)	(21,198)

NET INCOME (LOSS)	$(226,749)	$(305,702)	$(793,812)	$(655,568)

PREFERRED STOCK DIVIDENDS	$-	$37,190	$-	$123,441

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$(226,749)	$(342,892)	$(793,812)	$(779,009)

NET INCOME (LOSS) PER COMMON SHARE:

BASIC	$(.01)	$(.01)	$(.02)	$(.02)

DILUTED	$(.01)	$(.01)	$(.02)	$(.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:

BASIC AND DILUTED	45,603,777	42,373,025	45,544,630	39,321,996

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)

	Common Shares	Stock Par Value	Capital in Excess of Par Value	Retained Earnings Deficit)
Balances At December 31,2007	45,542,439	$45,542	$16,748,237	(16,574,382)

Cancellation of Common Stock	(43,560)	(43)	43

Stock option expense			32,207

Issuance of Common Stock for
Consulting services	11,148	11	7,490

Issuance of Common Stock for
Cash	187,500	188	74,812

Net loss				(793,812)

Balances At September 30, 2008	45,697,527	$45,698	$16,862,789	(17,368,194)

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended September 30,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(793,812)	$(655,568)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	8,186	10,074
Stock based compensation related to stock options	32,207	14,000
Issuance of common stock for consulting services	7,501	750
Cancellation of common stock issued for consulting services	-	(10,951)
Issuance of common stock in payment of interest on debentures	-	857

Changes in operating assets and liabilities:
Accounts receivable	-	(4, 638)
Prepaid expenses and other current assets	9,173	531
Accrued interest on convertible notes payable	2,034	-
Accounts payable	19,078	103,593
Customer Deposits	-	(12, 140)
Accrued expenses and other current liabilities	(36,667)	-
Accrued officer payroll	1,979	(118, 432)

Net cash flows from operating activities	(750,321)	(671,924)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	( -)	(13,001)

Net cash flows from investing activities	( -)	(13,001)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans from officers and directors – net	43,426	(51,517)
Proceeds from issuance of Common Stock	75,000	255,000
Proceeds from the exercise of Common Stock Warrants	-	1,035,125
Purchase of Common Stock	-	(3)

Net cash flows from financing activities	118,426	1,238,605

NET CHANGE IN CASH AND EQUIVALENTS	(631,895)	553,680

CASH AND EQUIVALENTS, BEGINNING OF PERIOD	713,145	27,961

CASH AND EQUIVALENTS, END OF PERIOD	$81,250	$581,641
Income taxes paid	$-	$-

Interest paid	$-	$-

NON-CASH FINANCING ACTIVITIES:

Preferred stock dividends	$-	$123,441

Issuance of common stock upon conversion of debentures and accrued interest	$-	$126,944

Issuance of common stock in payment of accounts payable	$-	$342,030

Issuance of convertible notes payable in satisfaction of accrued officer payroll	$182,015	$-

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (UNAUDITED) INTERIM
FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The consolidated balance sheet for Omagine, Inc. (“Omagine” or the “Company”) at the end of the preceding fiscal year has been derived from the audited balance sheet and notes thereto contained in the Company’s annual report on Form 10-KSB for its fiscal year ended December 31, 2007 and is presented herein for comparative purposes. All other financial statements are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for all periods presented, have been made.

The results of operations for the interim periods presented herein are not necessarily indicative of operating results for the respective full years. As of the date of this Report the Company has one wholly-owned subsidiary through which it conducts all operations. All inter-company transactions have been eliminated in the consolidated financial statements.

Certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted in accordance with the published rules and regulations of the Securities and Exchange Commission (“SEC”) . These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007.

Net Loss Per Share - Basic and diluted loss per share are based upon the weighted-average number of common shares outstanding during the period. The computation of diluted earnings per share does not assume the conversion, exercise or contingent issuance of securities that would have an antidilutive effect on loss per share.

Principles of Consolidation – The consolidated financial statements include the accounts of Omagine and its wholly-owned subsidiaries, Contact Sports, Inc. (“Contact Sports”), Ty-reakers Corp. (“Ty-Breakers”) and Journey of Light, Inc. (“JOL”), collectively referred to as the “Company”. On March 26, 2008, Contact Sports and Ty-Breakers were merged with and into Omagine and the remaining companies “Omagine” and “JOL” are now collectively referred to as the “Company”. All intercompany transactions have been eliminated in consolidation.

NOTE 2 - GOING CONCERN AND LIQUIDITY

The Company has incurred significant operating losses and is in a weak financial position, raising substantial doubt about its ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to attain profitable operations or obtain additional financing.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

On August 22, 2008, the Company issued a total of $232,015 of convertible notes payable (the “Convertible Notes”) to the Company’s president and secretary in satisfaction of $182,015 accrued payroll due them and a $50,000 loan payable due to the Company’s president for a cash loan on August 14, 2008.

The Convertible Notes bear interest at a rate of 8% per annum, are due February 28, 2009, and both principal and interest are convertible at the option of the holders into Company common stock at a conversion price of $0.40 per share.

NOTE 4 - STOCK OPTIONS

The following is a summary of stock option activity for the nine months ended September 30,2008:

Outstanding at January 1,2008	1,900,000
Granted and Issued	810,000
Exercised	-
Forfeited/expired/cancelled	-
Outstanding at September 30,2008	2,710,000
Exercisable at September 30,2008	1,410,000

Stock options outstanding at September 30, 2008(all non-qualified) consist of:

Year Granted		Number Outstanding	Number Exercisable	Exercise Price	Expiration Date

2004		60,000	60,000	$.17	October 31, 2009
2005		30,000	30,000	$1.00	June 30, 2010
2005		200,000	200,000	$.82	December 14, 2010
2007	(A)	800,000	320,000	$.25	March 31, 2017
2007	(B)	60,000	40,000	$.90	October 29, 2012
2008	(C)	30,000	10,000	$.80	January 1, 2013
2008	(D)	750,000	0	$.52	September 23, 2018
2008	(E)	30,000	0	$.52	September 23, 2013
Totals		2,710,000	1,410,000

(A)	The 480,000 unvested options relating to the 2007 grant are scheduled to vest 160,000 on April 1, 2009 and 160,000 each April 1, thereafter for two succeeding years.
(B)	The 20,000 unvested options relating to the 2007 grant are scheduled to vest January 1, 2009.
(C)	The 20,000 unvested options relating to the 2008 grant are scheduled to vest 10,000 on January 1, 2009 and January 1, 2010.
(D)	The 750,000 unvested options relating to the 2008 grant are scheduled to vest 150,000 on September 24, 2009, and 150,000 each September 24, thereafter for four succeeding years.
(E)	The 30,000 unvested options relating to the 2008 grant are scheduled to vest 10,000 on September 24, 2009, and 10,000 each September 24 thereafter for two succeeding years.

As of September 30, 2008 there was $504,008 of total unrecognized compensation cost relating to unexpired stock options. That cost is expected to be recognized $60,629 in 2008, $112,328 in 2009, $110,040 in 2010, $92,498 in 2011, $75,447 in in 2012, and $53,066 2013.

NOTE 5 – COMMITMENTS

Leases

The Company leases its executive office in New York, N.Y. under a ten-year lease entered into in February 2003. The Company also rents warehouse space in Jersey City, New Jersey under a monthto-month lease. The Company also leases office space in Muscat, Oman under a one year lease expiring December 14, 2008. Rent expense for the nine months ended September 30, 2008 and 2007 was $64,375 and $58,027 respectively.

At September 30, 2008, the minimum future lease payments are as follows:

2008	$14,200
2009	56,800
2010	56,800
2011	56,800
2012	56,800
Thereafter	9,466
Total	$250,866

Employment Agreements

Omagine is obligated to pay its President and Chief Executive Officer an annual base salary of $125,000 through December 31, 2010 plus an additional amount based on a combination of net sales and earnings before taxes.
Omagine had been obligated to employ its Vice-President and Secretary under an employment agreement which was cancelled. Provided the Company is successful in signing the Development Agreement with the Government of Oman for the Omagine Project, the Company intends to enter into a new employment agreement with this individual.

Omagine Project

The Company’s proposed Omagine Project is planned to be developed on one million square meters (equal to approximately 245 acres) of beachfront land facing the Gulf of Oman (the “Omagine Site”) just west of the capital city of Muscat and nearby Muscat International Airport. The Company has concluded negotiations with respect to the Omagine Project and is awaiting the signing of a Development Agreement with the Government of Oman.

The Omagine Project contemplates the integration of cultural, heritage, educational, entertainment and residential components, including a theme park and associated exhibition buildings, shopping and retail establishments, restaurants and several million square feet of residential development.

NOTE 6 - SEGMENT INFORMATION:

Omagine is a holding company that operates through its wholly owned subsidiaries. Since its acquisition of Journey of Light, Inc. (“JOL”) in October 2005, the Company has reported results in two business segments: real estate development and apparel.

The real estate development business of the Company is conducted through its wholly owned subsidiary JOL, which is past its initial stages of business development. JOL has presently concluded negotiations with the Government of Oman with respect to JOL’ s proposed development, in cooperation with the Government of Oman, of an approximately $1.6 billion tourism related project and is waiting the signing of the Development Agreement.

The apparel business of the Company was conducted through its wholly owned subsidiaries - Contact Sports, Inc. (“Contact”) and Ty-Breakers Corp. (“Ty-Breakers”) which had no activity in the three months ended September 30, 2008. Both apparel subsidiaries were merged into Omagine on March 26, 2008.

The Company currently concentrates all of its efforts on the advancement and expansion of JOL’ s real estate development business.

Summarized financial information by business segment for the three and nine month periods ended September 30, 2008 and 2007 is as follows:

	SEGMENT INFORMATION
	THREE MONTHS ENDED				NINE MONTHS ENDED
	SEPTEMBER 30,				SEPTEMBER 30,
	2008		2007		2008	2007

Revenue:
Real Estate Development		$-		$-	$-	-
Apparel		-		29, 838	-	30,155

Total		$-		$29,838	$-	$30,155

Operating Expenses:		$62,027		$65,274	$173,668	$204,459
Real Estate Development Apparel		-		32,703	2,258	73,405
Corporate		163,247		229,402	621,884	386,694

Total		$225,274		$327,379	$797,810	$664,558

Operating Income (Loss):
Real Estate Development	$	(62,027)	$	(65,274)	$(173,668)	$(204,459)
Apparel		( -)		(2,865)	(2,258)	(43,250)
Corporate		(163,247)		(229,402)	(621,884)	(386,694)

Total		$(225,274)		$(297,541)	$(797,810)	$(634,403)

Identifiable Assets:
Real Estate Development					$109	$1,141
Apparel					-	58,758
Corporate					112,274	604,401

Total					$112,383	$664,300

Capital Expenditures:
Real Estate Development		$-		$-	$-	$-
Apparel		-		-	-	-
Corporate		-		-	-	13, 001

Total		$-		$-	$-	$13,001

Depreciation and Amortization:
Real Estate Development		$234		$234	$702	$702
Apparel		-		-	-	-
Corporate		2,495		1,001	7,484	9,372

Total		$2,729		$1,235	$8,186	$10,074

Operating loss is total revenue less operating expenses, which include cost of sales and selling, general and administrative expenses.

FINANCIAL STATEMENTS – December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Omagine, Inc. {formerly Alfa International Holdings Corp.}

I have audited the accompanying consolidated balance sheets of Omagine, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omagine, Inc. and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s present financial situation raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Michael T. Studer CPA P.C.

April 14, 2008
Freeport, New York

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
ASSETS	2007	2006
CURRENT ASSETS:
Cas	$713,145	$27,961
Accounts receivable	-	26,276
Inventories	-	13,063
Prepaid expenses and other current assets	10,173	531

Total Current Assets	723,318	67,831

PROPERTY AND EQUIPMENT:
Office and computer equipment	129,941	104,292
General plant	17,800	17,799
Furniture and fixtures	15,951	15,951
Leasehold improvements	866	866

Total	164,558	138,908

Less: Accumulated depreciation and amortization	(139,988)	(123,273)
Property and Equipment	24,570	15,635
OTHER ASSETS:
Other assets	13,749	13,749
TOTAL ASSETS:	$761,637	$97,215

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

Accounts payable	$298,630	$583,908
Customer Deposits	-	12, 140
Accrued officer payroll	180,036	320,553
Due officers and directors	26,907	51,517
Accrued expenses and other current liabilities	36,667	19,876
Total Current Liabilities	542,240	987,994

LONG-TERM LIABILITIES:
Convertible Debentures, net of Discounts	-	77, 922
Accrued Interest payable on Convertible Debentures	-	41,794
Total Long-Term Liabilities	-	119, 716

TOTAL LIABILITIES:	542,240	1,107,710

COMMITMENTS

STOCKHOLDERS' EQUITY:

Preferred stock:
$0.001 par value Authorized: 1,000,000 shares, Undesignated preferred stock: Authorized - 850,000 shares:
Issued and outstanding: – none	-	-
Series B preferred stock:
Authorized - 150,000 shares:
Issued and outstanding:
-0- shares in 2007 and 86,937 shares in 2006	-	87
Common stock:
$0.001 par value Authorized: 75,000,000 shares
Issued and outstanding: 45,542,439 shares in 2007 and 32,112,964 shares in 2006	45,542	32,113
Capital in excess of par value	16,748,237	14,365,056
Retained earnings (deficit)	(16,574,382)	(15,407,751)

Total Stockholders' Equity (Deficit)	219,397	(1,010,495)
Total Liabilities and Stockholders’ Equity	$761,637	$97,215

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF OPERATIONS

REVENUES:	Year Ended December 31,
	2007	2006
Net sales	$29,590	$182,323
Settlement of dispute		1,000,000

Total revenues	29,590	1,182,323

COSTS AND EXPENSES:
Cost of sales	32,821	132,318
Selling, general and administrative	1,012,386	1,693,495

Total Costs and Expenses	1,045,207	1,825,813

OPERATING LOSS	(1,015,617)	(643,490)

Interest income	33	492
Interest expense	(27,606)	(124,953)

NET LOSS	(1,043,190)	(767,951)

PREFERRED STOCK DIVIDENDS	123,441	21,042

LOSS APPLICABLE TO COMMON STOCKHOLDERS	$(1,166, 631)	$(788,993)

BASIC AND DILUTED LOSS PER SHARE	$(.03)	$(.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING –
BASIC AND DILUTED	40,812,103	29,774,011

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY

	Common Stock		Pref. Stock		Capital in Excess of	Retained Earnings
	Shares	Par Value	Shares	Par Value	Par Value	Deficit
BALANCES, DECEMBER 31,2005	28,389,587	$28,390	107,100	$107	$13,977,789	$(14, 618, 758)

Issuance of common stock for cash	50,000	50			19,950

Issuance of common stock upon conversion of debentures	2,475,160	2,475			194,902

Conversion of preferred stock for common stock	806,500	807	(20,163)	(20)	(787)	-

Issuance of preferred stock dividends in common stock	391,717	391 -	-	-	63,633	-

Stock option expense	-	- -	-	-	56, 791	-

Beneficial conversion feature of convertible debenture	-	-	-	-	52,778	-

Preferred stock dividends	-	-	-	-	-	(21, 042)

Net loss	-	-	-	-	-	(767, 951)
Balances At December 31,2006	32,112,964	$32,113	86,937	87	$14,365,056	$(15,407,751)

Issuance of Common Stock for consulting services	6,250	6			744

Issuance of Common Stock for cash	2,850,000	2,850			752,150

Purchase of Common Stock for cash	(10)				(3)

Issuance of Common Stock upon conversion of debentures	2,737,629	2,738			124,206

Issuance of Common Stock in payment of accounts payable	2,800,337	2,800			339,230

Cancellation of Common Stock issued for consulting services	(45,000)	(45)			(10,906)

Issuance of Common Stock upon exercise of warrants	1,479,328	1,479			1,037,646

Preferred Stock and dividends converted to Common Stock	3,600,941	3,601	(86,937)	(87)	119,927

Stock option expense					20,187

Preferred stock dividends						(123,441)

Net Loss						(1,043,190)

Balances at December 31,2007	45,542,439	45,542	-	-	16,748,237	(16,574,382)

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
CASH FLOWS FROM OPERATING ACTIVITIES:	2007	2006
Net loss	$(1,043,190)	$(767,951)
Adjustments to reconcile net loss to net cash
flowsfrom operating activities:
Depreciation and amortization	23,086	100,671
Stock based compensation related to stock options	20,187	56,791
Issuance of common stock for Consulting services	750	-
Cancellation of Common Stock issued for Consulting services	(10, 951)	-

Changes in operating assets and liabilities:
Accounts receivable	26,276	(23,646)
Inventories	13,063	(11,643)
Prepaid expenses and other current assets	(9,642)	19,971
Other assets	-	(235)
Accounts payable	56,752	196,663
Customer Deposits	(12,140)	(16,028)
Accrued expenses and other current liabilities	16,791	(46,670)
Accrued officers payroll	(140,517)	145,630
Accrued interest payable on convertible debentures	857	40,219

Net cash flows used by operating activities	(1,058,678)	(306,228)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(25,650)	(3,894)

Net cash flows used by investing activities	(25,650)	(3,894)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans from officers and directors	(24,610)	51,517
Proceeds from issuance of common stock	755,000	20,000
Proceeds from issuance of convertible debentures	-	225,000
Proceeds from exercise of common stock warrants	1,039,125	-
Purchase of Common Stock	(3)	-

Net cash flows from financing activities	1,769,512	296,517

NET CHANGE IN CASH	685,184	(13,605)

CASH BEGINNING OF YEAR	27,961	41,566

CASH END OF YEAR	$713,145	$27,961

SUPPLEMENTAL CASH FLOW INFORMATION:

Income taxes paid	$-	$-

Interest paid	$20,378	$-

NON-CASH FINANCING ACTIVITIES:
Preferred stock dividends paid in
common stock	$123,441	$21,042

Issuance of Common Stock in payment of
accounts payable	$342,030	$-

Issuance of Common Stock upon conversion of
Debentures and accrued interest	$126,944	$197,377

See accompanying notes to consolidated financial statements.

OMAGINE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation - The consolidated financial statements include the accounts of Omagine, Inc. (“Omagine”) (formerly Alfa International Holdings Corp. to June, 2007) and its wholly-owned subsidiaries, Journey of Light, Inc. (“JOL”), Contact Sports, Inc. ("Contact") and Ty-Breakers Corp. ("Ty-Breakers"), collectively referred to as the "Company". All inter-company transactions have been eliminated in consolidation.

Nature of the Business - Omagine is a holding company which operates through its JOL, Contact and Ty-Breakers subsidiaries. JOL is in the real estate development business in Oman. Contact and Ty-Breakers’ design, manufacture and distribute apparel products.

Financial Instruments - Financial instruments include cash, accounts receivable, accounts payable and accrued expenses, convertible debenture and accrued interest on convertible debenture. The amounts reported for financial instruments are considered to be reasonable approximations of their fair values, based on market information available to management.

Estimates and Uncertainties - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Revenue Recognition - The Company follows the guidelines of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB101) . Revenue from the sale of products at Contact and Ty-Breakers is recognized upon shipment when goods are shipped to customers from the Company’s outside warehouse. Products produced and sold by Contact and Ty-Breakers carry an implied warranty of merchantability and fitness for purpose only, and, except in the case of manufacturing defects, customers do not have the right to return products sold. Products sold on a “guaranteed sale” or “consignment” basis are maintained on Contact’s records as inventory until they are paid for by the customer at which time the revenue is recognized. In the event that JOL, or a subsidiary of JOL, signs a development agreement with the Government of Oman, JOL, or such subsidiary of JOL, will recognize revenue ratably over the development period, measured by methods appropriate to the services or products provided.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes - The Company is subject to income taxes at both the federal and state level. Separate state income tax returns are filed with each state in which the Company is incorporated or qualified as a foreign corporation. The Company is not presently subject to income taxes in any foreign country.

Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted income tax rates. The Company will establish a provision for income taxes by applying the provisions of the applicable enacted tax laws to taxable income, if any, for that period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Advertising and marketing costs – Advertising and marketing costs of approximately $1,698 in 2007 and $53,520 in 2006 were expensed as incurred.

STOCK-BASED COMPENSATION:

On January 1, 2006, we adopted Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123(R), that addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

The statement eliminates the ability to account for share-based compensation transactions, using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fairvalue-based method and recognized as expenses in our consolidated statement of income.

We adopted SFAS 123 (R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. Our accompanying consolidated financial statements for the years ended December 31,2007 and 2006 reflect the impact of adopting SFAS 123 (R) . In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123 (R).

For stock options granted, we have recognized compensation expense based on the estimated grant date fair value method using the Black-Scholes valuation model. For these awards, we have recognized compensation expense using a straight-line amortization method. SFAS 123 (R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest. Stock option expense for the years ended December 31, 2007 and 2006 were $20,187 and $56,791, respectively.

Net Loss Per Share - Basic and diluted loss per share are based upon the weighted-average number of common shares outstanding during the period. The computation of diluted earnings per share does not assume the conversion, exercise or contingent issuance of securities that would have an anti- dilutive effect on loss per share.

NOTE 2 - GOING CONCERN AND LIQUIDITY:

The Company has incurred significant operating losses raising substantial doubt about its ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to execute its business plan and attain profitable operations.

NOTE 3 - CONVERTIBLE DEBENTURES:

On December 8, 2005, Omagine sold a convertible debenture (“First Debenture”) in the face amount of $250,000 to an investor in exchange for $215,000, net of placement costs and fees. On January 24, 2006 Omagine sold a second convertible debenture (“Second Debenture”) in the face amount of $250,000 to the same investor in exchange for $225,000, net of placement costs and fees. The First Debenture was payable on or before December 7, 2008 and the Second Debenture was payable on or before January 23, 2009. Both the First Debenture and the Second Debenture (collectively “Debentures”) accrued interest at 10% per annum. The holder had the option, at any time, to convert the then outstanding balance of the Debenture together with accrued and unpaid interest thereon into shares of Omagine’ s Common Stock at a price per share equal to 90% of the lowest volume weighted average price of a share of Common Stock during the fifteen trading days immediately preceding the conversion date, subject to certain adjustments. As of March 21, 2007 the Debentures together with all accrued and unpaid interest thereon have been paid in full through such conversions into shares of Common Stock.

The warrant that was sold with the First Debenture (the “Debenture Warrant”) gave the holder the right to purchase 257,732 shares of Common Stock at a purchase price of $0.97 per share and included an optional “cashless exercise” provision. In July 2007, the holder of the Debentures exercised the Debenture Warrant pursuant to the “cashless exercise” provision and was issued 79,161 shares of Common Stock pursuant thereto which represented the full exercise of the Debenture Warrant. The Company received no proceeds from the “cashless exercise” and no portion of the Debenture Warrant remains outstanding or available for the purchase of any further shares of Common Stock.

NOTE 4 - SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK:

Omagine had designated 150,000 shares of its $0.001 par value preferred stock as “Series B Preferred Stock”. The face value of the Series B Preferred Stock was $40 per share and dividends accrued at 5.0% per annum. Each share of Series B Preferred Stock was convertible at the option of the holder, at any time, into 40 shares of Common Stock. Accrued dividends , at the Company's option, were paid in cash or in shares of Common Stock valued at $1.00 per share.

Pursuant to the Certificate of Designation, Preferences and Rights for Series B Preferred Stock and a resolution of the Board of Directors, on September 28, 2007 (the “Redemption” Date”), the Company redeemed all 76,437 Preferred Shares issued and outstanding on the Redemption Date.

The Company paid forty-one dollars and forty-eight cents ($41.48) per Preferred Share (the “Redemption Price”) to the registered holders of the 76,437 Preferred Shares outstanding on the Redemption Date. The Redemption Price was calculated by adding the $40.00 face value of each Preferred Share to the $1.48 of dividends accrued thereon.

The Redemption Price was paid in shares of the Company’s Common Stock valued at one dollar ($1.00) per share.

From and after the Redemption Date, all rights of the holders Of the Series B Preferred Shares (except for the right to receive the Redemption price without interest upon surrender of their Certificate or certificates) ceased with respect to such Preferred Shares. At December 31,2007,no Series B Preferred Shares or any other shares of Preferred Stock are issued or outstanding.

The Series B Preferred Stock has been excluded from the computation of diluted earnings per share for the fiscal years ended December 31, 2007 and December 31, 2006, as the conversion would be anti-dilutive after adding back Preferred Stock dividends to the respective net losses for each of those years.

The 2,720,333 unexercised Common Stock purchase warrants held by the holders of Series B Preferred Stock (the $0.75 Warrants) expired on July 31, 2007. During July 2007, 1,380,167 of such $0.75 Warrants were exercised by the holders thereof and the Company received proceeds therefrom of $1,035,125. NOTE 5 – COMMON STOCK In February and March 2007, the Company sold a total of 2,300,000 shares of its Common Stock to three individuals (including 50,000 shares to a Company director) at a price of $0.10 per share and the Company received the total net proceeds of $230,000. In May 2007 the Company sold 50,000 shares of its Common Stock to an individual at a price of $0.50 per share and the Company received net proceeds of $25,000. In December of 2007 the Company sold 500,000 shares of its Common Stock to an individual at a price of $1.00 per share and the Company received the total net proceeds of $500,000.

In February and March 2007, the Company issued a total of 2,737,629 shares of its Common Stock to the holder of the Convertible Debentures in satisfaction of $175,000 of principal amount of the Debentures and $42,651 of accrued interest.

In March 2007, the Company issued a total of 2,600,303 shares of its Common Stock in satisfaction of $260,030 of accounts payable (including 145,813 shares to a Company Officer). In September 2007, the Company issued 200,000 shares of its Common Stock to an investor relations consultant in satisfaction of an $82,000 account payable due to the consultant.

In July and August 2007, the Company issued a total of 430,312 Shares of its Common Stock (including 10,312 shares in payment of dividends payable), to holders of 10,500 Preferred Shares upon conversion of such Preferred Shares by the holders thereof. In September 2007, the Company issued a total of 3,170,629 shares of Common Stock (including 113,129 shares in payment of dividends payable) to holders of 76,437 Preferred Shares which the Company redeemed pursuant to the Redemption Notice (See Note 4).

In July 2007, the Company issued 1,380,167 shares of its Common Stock to holders of $0.75 Warrants upon the exercise thereof by such holders. The Company received $1,035,125 from the exercise of such $0.75 Warrants. In July 2007, the Company issued 79,161 shares of its Common Stock to the holder of the Debenture Warrant upon the “cashless exercise” thereof by such holder.
(See Note 3).

In December 2007, the Company issued 20,000 shares of its Common Stock to a holder of $0.20 Warrants upon the exercise thereof by such holder. The Company received $4,000 from the exercise of such $0.20 Warrants.

Note 6 – STOCK OPTIONS AND WARRANTS:

On September 20, 2007, the Company registered 2.5 million shares of its Common Stock reserved for issuance under the Alfa International Corp. 2003 Stock Option Plan (“Alfa Plan”) for resale by filing a registration statement with the SEC on Form S-8. This registration statement did not increase either the total number of shares outstanding or the number of shares reserved for issuance under the Alfa Plan. The adoption of the Alfa Plan was approved by the Board of Directors in March 2004 and ratified by the Company’s shareholders on September 1, 2004.

In 2007 and 2008, the Company issued a total of 90,000 non-qualified stock options to three individuals in connection with their continued service as independent outside directors. As of the date hereof 50,000 of such options are vested and the remaining 40,000 of such options are scheduled, in accordance with their terms, to vest 30,000 on January 1, 2009, and 10,000 on January 1, 2010. 60,000 of such options are exercisable at a price of $0.90 per share and 30,000 are exercisable at a price of $0.80 per share.

The Alfa Plan is designed to attract, retain and motivate employees, directors, consultants and other professional advisors of the Company and its subsidiaries (collectively, the “Recipients”)by giving such Recipients the opportunity to acquire stock ownership in the Company through the issuance of stock options to purchase shares of the Company’s Common Stock.

A summary of stock option and warrant activity is as follows:

	Year Ended December 31,
	2007	2006
	Stock Options	Warrants	Stock Options	Warrants
Outstanding at January 1	1,165,000	4,450,467	1,465,000	6,112,467
Granted and Issued	860,000	-	-	-
Exercised	-	(1,657,899)
Forfeited/expired/cancelled	(125,000)	(2,792,568)	(300, 000)	(1,662,000)
Outstanding at December 31	1,900,000	-	1,165,000	4,450,467
Exercisable at December 31	1,220,000	-	1,155,000	4,450,467

Stock options outstanding at December 31, 2007 (all non-qualified) consist of:

Year Granted		Number Outstanding	Number Exercisable	Exercise Price	Expiration Date

2001		750,000	750,000	$.25	August 31, 2011
2004		60,000	60,000	$.17	October 31, 2009
2005		30,000	30,000	$1.00	June 30, 2010
2005		200,000	200,000	$.82	December 14, 2010
2007	(A)	800,000	160,000	$.25	March 31, 2012
2007	(B)	60,000	20,000	$.90	October 29, 2012
Totals		1,900,000	1,220,000

(A) The 640,000 unvested options relating to the 2007 grant are scheduledn to vest 160,000 on April 1, 2008 and 160,000 each April 1, thereafter for three succeeding years.

(B) The 40,000 unvested options relating to the 2007 grant are scheduled to vest 20,000 on January 1, 2008 and 20,000 on January 1, 2009.

As of December 31, 2007, there was $123,008 of total unrecognized compensation cost relating to unexpired stock options. That cost is expected to be recognized $36,840 in 2008, $32,498 in 2009, $30,210 in 2010, $18,768 in 2011, and $4,692 in 2012.

NOTE 7 - INCOME TAXES:

Deferred tax assets are comprised of the following:

	December 31
	2007	2006
Federal net operating loss
carry forwards	$3,930,000	3,580,000
State net operating loss
carry forwards, net of
federal tax benefit	630,000	630,000
	4,560,000	4,210,000
Less: Valuation allowance	4,560,000	4,210,000
Total	$-	$-

The Company's effective tax rate differs from the expected federal income tax rate due to changes in the valuation allowance at December 31, 2007 and 2006.

Management has determined, based on the Company's current condition, that a full valuation allowance is appropriate at December 31, 2007.

At December 31, 2007, the Company had Federal net operating loss carry forwards of approximately $11,560,000, expiring in various amounts from fiscal year 2008 to fiscal year 2027. The Company's issuance of shares during fiscal 1995 and subsequent thereto resulted in a "Change of Ownership" as defined by the Internal Revenue Code of 1986, which significantly limits the Company's use of these net operating loss carry forwards. Omagine is a holding company that operates through its wholly owned subsidiaries. Since its acquisition of Journey of Light, Inc. (“JOL”) in October 2005, the Company has reported results in two business segments: real estate development and apparel. The real estate development business of the Company is conducted through its wholly owned subsidiary JOL which is past its initial stages of business development. JOL is presently concluded negotiations with the Government of Oman with respect to JOL’ s proposed development, in cooperation with the Government of Oman, of an approximately $1.6 billion tourism related project and is awaiting the signing of the Development Agreement.

NOTE 8  - SEGMENT INFORMATION:

Omagine is a holding company that operates through its wholly owned subsidiaries. Since its acquisition of Journey of Light, Inc. (“JOL”) in October 2005, the Company has reported results  in two business segments: real estate development and apparel.  The real estate development business of the Company is conducted  through its wholly owned subsidiary JOL which is past its  initial stages of business development. JOL is presently concluded negotiations with the Government of Oman with respect to JOL’s proposed development, in cooperation with the Government of Oman, of an approximately $1.6 billion tourism related project and is awaiting the signing of the Development Agreement.

The apparel business of the Company is conducted primarily through its wholly owned subsidiaries - Contact Sports, Inc. (“Contact”) and Ty-Breakers Corp. (“Ty-Breakers”).

Summarized financial information by business segment for the fiscal years ended December 31, 2007 and December 31, 2006 is as follows:

	2006	2007
Revenue:
Real Estate Development	$0	$1,000,000
Apparel	29,590	182,323
Total	29,590	1,182,323

Operating Expenses:
Real Estate Development	$353,179	$1,002,378
Apparel	82,648	335,863
Corporate	609,380	487,572

Total	$1,045,207	$1,825,813

Operating Loss:
Real Estate Development	$(353,179)	$(2,378)
Apparel	(53,058)	(153, 540)
Corporate	(609,380)	(487, 572)

Total	$(1,015,617)	$(643, 490)

Identifiable Assets:
Real Estate Development	$771	$1,880
Apparel	39,354	80,239
Corporate	721,512	15,096

Total	$761,637	$97, 215

Capital Expenditures:
Real Estate Development	$-	$-
Apparel	-	-
Corporate	25,650	3,894

Total	$25,650	$3,894

Depreciation and Amortization:
Real Estate Development	$936	$936
Apparel	-	-
Corporate	15,779	15,000
Total	$16,715	$15,936

Geographic Information – net revenue
United States	$29,590	$182,323
Qatar	-	1,000,000
	$29,590	$1,182,323

Revenues of the real estate development business segment of $1,000,000 in 2006 represent the amount received relating to the settlement of a dispute between JOL and the State of Qatar. Operating loss is total revenue less operating expenses, which include: cost of sales, selling, general and administrative expenses, and other corporate expenses.

In 2006,one customer of the real estate segment accounted for 100% of total segment revenues and two customers of the apparel segment accounted for 84% and 16% of total segment revenues respectively.

In 2007, one customer of the apparel segment accounted for 51 % of total revenues and another customer accounted for 49% of total revenues.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its executive office in New York, New York under a ten-year lease entered into in February 2003. Rent expense for the Company's executive offices for 2007 and 2006 was $70,529 and $61,753 respectively. The Company also rents warehouse space in Jersey City, New Jersey under a month to month lease. Rent expense for the warehouse space for 2007 and 2006 was $12,100, and $12,000, respectively.

At December 31, 2007, the minimum lease payments under non-cancelable operating leases are as follows:

2008	$56,800
2009	$56,800
2010	$56,800
2011	$56,800
2012	$56,800
Thereafter	$9,466
Total	$293,466

Employment Agreements

Omagine is obligated to pay its President and Chief Executive Officer an annual base salary of $125,000 through December 31, 2010 plus an additional amount based on a combination of net sales and earnings before taxes. As of August 1, 2007 this individual commenced receiving bi-monthly payroll checks for his annual salary of $125,000.

Omagine had been obligated to employ its Vice-President and Secretary under an employment agreement which was cancelled. Effective August 1, 2007 the Company re-employed this individual at an annual salary of $85,000. Provided the Company is successful in signing the Development Agreement with the Government of Oman for the Omagine Project, the Company will enter into a new employment agreement with this individual.

The Company had been obligated to employ Contact’s President and Vice-President of Sales under separate agreements with these two individuals. These two agreements have been canceled and the individuals’ service with the Company was terminated in 2006.

Factoring Agreement

In March 2004 Contact entered into a one-year agreement (the “Factoring Agreement”) with a company (“Factor”) specializing in factoring accounts receivable. The Factoring Agreement was deemed renewed from year to year following the initial term unless terminated with notice by either party. In March 2006 Contact gave such notice of termination to the Factor and subsequently the Factor and Contact agreed to continue the Factoring Agreement after March 2006 on a month-to-month basis. The Factoring Agreement continued in effect until March 15, 2007 when it was terminated in accordance with its terms by Contact.

Omagine Project

JOL is presently negotiating with the Government of Oman to sign a Development Agreement with respect to JOL’ s proposed development of the Omagine Project. As presently planned, the Omagine Project contemplates an integration of cultural, heritage, educational, entertainment and residential components, including a theme park and associated exhibition buildings, two hotels, commercial office buildings, shopping and retail establishments, restaurants and approximately 3,300 residential housing units, located on approximately 1,000,000 square meters of beachfront land facing the Gulf of Oman. The estimated cost of this Project is 1.6 billion U.S. Dollars and is estimated to take 4 to 5 years to complete.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

Nature of Expense:	Amount
SEC Registration Fee	$154.50
Accounting fees and expenses	$500.00
Legal fees and expenses	$40,000
Miscellaneous	$250.00
Total	40,904.50	*
*Estimated

Item 14.	Indemnification of Directors and Officers

Under our Certificate of Incorporation, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to our Company or our stockholders.

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

•	Any transaction from which the director derived an improper personal benefit.

We believe that these limitation of liability provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability provisions in our Certificate of Incorporation may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 15.                                Recent Sales of Unregistered Securities.

On December 22, 2008, Omagine entered into a Standby Equity Distribution Agreement (the "SEDA") with YA Global Investments, L.P. ("YA"). The term of the SEDA is for two years and pursuant to its terms Omagine may, at its discretion, periodically sell to YA shares of its common stock, par value $0.001 per share (the "Common Stock") in up to $200,000 tranches of equity for a total purchase price over the term of the SEDA of up to five million dollars ($5,000,000). For each share of Common Stock purchased under the SEDA, YA will pay to Omagine ninety- five percent (95%) of the lowest daily volume weighted average price of Omagine's Common Stock as quoted by Bloomberg, LP, during the five (5) consecutive Trading Days after the date Omagine provides an Advance Notice to YA (as such terms are defined in the SEDA). YA's obligation to purchase shares of Common Stock under the SEDA is subject to certain conditions, including (i) Omagine obtaining an effective registration statement for shares of Common Stock sold under the SEDA and (ii) the amount for each equity tranche designated by Omagine not exceeding two hundred thousand dollars ($200,000).

In connection with the foregoing, and with the issuance by us of the shares of common stock listed below, we relied upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of our company or executive officers or directors of our company, and transfer was restricted by our company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the below- referenced persons, we made independent determinations that all of the below-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the below-referenced persons were provided with access to our Securities and Exchange Commission filings.

In December of 2008 the Company issued 229,148 shares of its Common Stock to YA as a fee.

In June of 2008 the Company issued 6,148 shares of its Common Stock at $1.22 per share in a private placement to an individual in payment of an account payable to this individual in the amount of $7,500.56.

In August of 2008 the Company sold 125,000 shares of the Company’s common stock at $.40 per share to Salvatore J. Bucchere, a director of the Company in a private placement and received proceeds of $50,000.

In September of 2008 the Company sold 62,500 shares of the Company’s common stock at $.40 per share to Robert Goldstine in a private placement and received proceeds of $25,000.

In December of 2008 the Company sold 300,000 shares of the Company’s common stock at $.50 per share to Mohammed K. Al-Sada in a private placement and received proceeds of $150,000.

In December of 2008 the Company issued 100,960 shares of its Common Stock to all eligible employees of the Omagine, Inc. 401(k) Plan.

In December of 2008 the Company issued 30,000 shares of its Common Stock to Salvatore J. Bucchere, a director, upon his exercise of 30,000 stock options at an exercise price of $0.17 per share.  The Company received proceeds of $5,100 from Mr. Bucchere.

In December of 2008 the Company issued 30,000 shares of its Common Stock to Kevin O’C. Green, a director, upon his exercise of 30,000 stock options at an exercise price of $0.17 per share.  The Company received proceeds of $5,100 from Mr. Green.

In February 2007, we sold 250,000 shares of our common stock at $0.10 per share in a private placement to an accredited investor and sold an additional 50,000 shares of our common stock at $0.50 per share to the same individual in May 2007. We received aggregate proceeds of $50,000 from these two sales.

In February 12, 2007, the Company issued 6,250 shares of common stock to a director, Mr. Kevin Green in payment of $750 of legal fees.

On March 29, 2007 we sold 2,000,000 shares of our common stock at $0.10 per share in a private placement to an accredited investor and received proceeds of $200,000.

In March 2007, the Company issued 2,600,303 shares of common stock to two parties (one of whom is a director and one of whom is a consultant) in satisfaction of $260,030 of accounts payable.

In March 2007, the Company sold 50,000 shares of common stock at $0.10 per share to a director, Mr. Salvatore J. Bucchere, in a private placement and received proceeds of $5,000.

Between January and March 2007, we issued 2,699,138 shares of our common stock to the holder of the convertible debentures in exchange for the conversion of $175,000 of the debenture plus accumulated interest.

 In July 2007 we issued 79,671 shares of our common stock to the holder of the debenture warrant pursuant to the cashless exercise thereof by such holder. The Company received no proceeds from the exercise of the debenture warrant.

During July and August 2007 the Company issued 1,380,167 shares of its common stock to holders of its $0.75 Warrants upon exercise thereof. The Company received $1,035,125 in proceeds from the exercise of such $0.75 Warrants.

In September 2007, the Company issued 200,000 shares of its common stock to an investor relations consultant in satisfaction of an $82,000 account payable due to the consultant.

On September 28, 2007 the Company redeemed all 76,437 Series B Preferred Shares then outstanding and issued 3,600,941 shares of its common stock in exchange for such Series B Preferred Shares and all accumulated dividends thereon.

In December 2007 the Company issued 20,000 shares of the Company's common stock to the holder of a $0.20 warrant upon the exercise of such warrant and the Company received $4,000 from the holder of such warrant.

On December 7, 2007 the Company sold 500,000 shares of its common stock at $1.00 per share to an accredited investor in a private placement and received proceeds of $500,000.

In January 2006 we issued 214,914 shares of our Common Stock to the holders of shares of our Series B Preferred Stock in payment of dividends as of December 31, 2005 on such preferred stock.

Between January and April of 2006 we issued 792,748 shares of our Common Stock to the holders of shares of our then outstanding Series B Preferred Stock in payment of the Conversion Price plus the accrued dividends thereon of such preferred stock.

On April 21, 2006 we sold 50,000 shares of common stock at $0.40 per share to an accredited investor in a private placement and received proceeds of $20,000.

Between July and December 2006, we issued 2,475,160 shares of our common stock to the holder of the convertible debentures in exchange for the conversion of $325,000 of the debentures.

In December 2006 we issued 190,555 shares of our Common Stock to the holders of shares of our Series B Preferred Stock in payment of dividends as of December 31, 2006 on such preferred stock.

Item 16.	Exhibits and Financial Statement Schedules

The following exhibits are included as part of this Form S-1.  References to “the Company” in this Exhibit List mean Omagine, Inc., a Delaware corporation.

Exhibit Number	Description
3.1	Amendment to the Certificate of Incorporation of the Company (1)

3.2	Bylaws of the Company (1)

3.3	Certificate of Ownership and Merger (1)

5.1	Legal Opinion of Sichenzia Ross Friedman Ference LLP *

10.2	The CCIC Agreement (1)

10.3	The Hamden Agreement Amendment (1)

10.4	Standby Equity Distribution Agreement (2)

10.5	Registration Rights Agreement (2)

23.1	Consent of Michael T. Studer CPA P.C. *

23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1) *

*Filed Herewith

(1)	Incorporated by reference to the Company’s Annual Report filed on Form 10-KSB with the SEC on April 14, 2008

(2)	Incorporated by reference to the Company’s Current Report filed on Form 8-K with the SEC on December 31, 2008.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5) For the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

 1. Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to the Rule 424;

 2. Any free writing prospectus relating to the offering prepared  by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

 3. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

 4. Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration  statement or made in any document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on January 23, 2009.

OMAGINE, INC.
A Delaware corporation

By:	/s/ Frank J. Drohan
Frank J. Drohan
Its:	Chief Executive Officer, Chief Financial Officer and Chairman (Principal Executive Officer and Principal Financial Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Frank J. Drohan his true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any Amendments thereto and any Registration Statement of the same offering which is effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, each acting alone, full powers and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Frank J. Drohan	Chief Executive Officer, Chief Financial Officer and Chairman (Principal Executive Officer and Principal Financial Officer)	January 23, 2009
Frank J. Drohan

/s/ Charles P. Kuczynski	Vice-President, Secretary and Director	January 23, 2009
Charles P. Kuczynski

/s/ Salvatore J. Bucchere	Director	January 23, 2009
Salvatore J. Bucchere

/s/ Kevin O’C. Green	Director	January 23, 2009
Kevin O’C. Green

/s/ Louis J. Lombardo	Director	January 22, 2009
Louis J. Lombardo